SCHEDULE 14A INFORMATION

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McDonald's Corporation
Notice of 2007
Annual Shareholders'
Meeting and
Proxy Statement





Contents

To McDonald's Corporation Shareholders:

McDonald's Corporation will hold its 2007 Annual Shareholders' Meeting on Thursday, May 24, 2007, at 9:00 a.m. Central Time, in the Prairie Ballroom at The Lodge at McDonald's Office Campus, Oak Brook, Illinois. The registration desk will open at 7:30 a.m.

At the meeting, shareholders will be asked to:

1. Elect four Directors;

2. Approve the appointment of an independent registered public accounting firm to serve as independent auditors for 2007;

3. Act on two shareholder proposals, if presented; and

4. Transact other business properly presented at the meeting.

Your Board of Directors recommends that you vote FOR all nominees for Director, FOR the approval of the independent auditors, and AGAINST the shareholder proposals. Your vote is important.

If you are unable to attend the meeting in person, you may watch a live webcast by going to www.investor.mcdonalds.com and selecting the appropriate link under "Webcasts." A replay of the Annual Shareholders' Meeting will be available for a limited time.

Please consider the issues presented in this Proxy Statement and vote your shares as promptly as possible. This Notice of the Annual Shareholders' Meeting and Proxy Statement and proxy or voting instruction card are being sent to shareholders beginning on or about April 9, 2007.

By order of the Board of Directors,

Gloria Santona
Secretary

Oak Brook, Illinois
April 9, 2007

Corporate governance

Corporate governance practices remain an important focus for all public companies, including McDonald's. Our Proxy Statement responds to requirements of the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE) in this area, but we believe that good governance is more than a collection of regulations. It is the intersection of the relationships among our Board, our management and our shareholders and is informed by the values that have been the foundation of our business for more than 50 years—integrity, fairness, diligence and ethical behavior.

We believe good governance starts with a Board of Directors whose independence ensures candid and constructive engagement with management about all aspects of our business. Our Board has only one management member, the Chief Executive Officer, and all other Directors are independent. Our Director nomination process seeks persons with the initiative, time, skills and experience to be effective contributors, particularly in light of the Company's challenges.

In 2006, our Board adopted a majority voting standard for uncontested Director elections. We believe this gives shareholders an even greater voice in our governance. To be elected under this standard, Director nominees must receive more votes "for" than "against" their election.

Our Corporate Governance Principles address other matters relating to Board operations that are fundamental to shareholder interests. Directors must, for example, limit outside activities and abide by a specific code of conduct so that we can be confident about their commitment. To underscore that commitment and alignment with shareholders, Directors receive stock-based compensation and must own a specified level of McDonald's common stock. Since early 2004, our Board has also been led by an independent Chairman, Andrew McKenna. He and our other independent Directors meet regularly without management present to evaluate the Company's results, plans and challenges, as well as management's performance and the strength and development of our leadership bench. In 2006, the full Board met nine times. In addition, our independent Directors met in executive session nine times. Directors are expected to attend the Company's Annual Meeting of Shareholders, and all or substantially all Board meetings and meetings of the Committees of the Board on which they serve. In 2006, all of the Directors attended the Annual Meeting of Shareholders.

Board oversight is also effected through six standing committees. They are the Audit, Compensation, Governance, Corporate Responsibility, Finance and Executive Committees. Each of them operates under a written charter to promote clarity in their responsibilities and accountability among their members. These Committees work in a coordinated way to address recurring matters and respond to unanticipated events.

The Audit Committee oversees financial reporting matters and is responsible for selecting McDonald's independent auditors. The Audit Committee is critical in setting the right "tone at the top" and in that role reviews communications we receive about accounting or control matters and receives regular reports about the Company's ethics and compliance programs. The Committee also reviews related person transactions and makes recommendations to the Board about those matters and McDonald's major risk exposures. Its report on activities in 2006 begins on page 36 of this Proxy Statement.

The Compensation Committee reviews compensation levels for our officers worldwide, but has special responsibility for establishing goals and compensation levels for our Chief Executive Officer and other key executives. As recommended by shareholders in 2006, the Committee approved a new policy to limit future severance agreements with our executives. This year, we are also providing more detail about executive compensation, as required by SEC rules, and the Compensation Committee has special oversight responsibility for this disclosure. The Committee's report is set forth on page 14 of this Proxy Statement and is followed by management's Compensation Discussion and Analysis and related information.

The Governance Committee monitors our Board structure and operations. Among its most important functions are the identification, evaluation and recruitment of Director candidates, whether they are suggested by Directors, management or shareholders. The Committee makes a recommendation to the Board with respect to all Director nominees, including those you will vote on this year. In addition, under our new majority voting standard for uncontested Director elections, if an incumbent Director fails to be elected, the Governance Committee is responsible for making a recommendation to the Board about whether to accept the Director's resignation.

While not mandated by law, our other Board Committees figure prominently in our vision of corporate governance, which includes responsible corporate citizenship. Our Corporate Responsibility Committee, established in 2000, is charged with oversight of our approach to many social, health and environmental issues that confront our industry. These issues are important to our customers and to the McDonald's System, which includes franchisees and suppliers as well as the Company, its subsidiaries and joint ventures, and we acknowledge the benefits of dialogue about them.

To ensure that McDonald's significant financial policies and plans, such as its dividend policy and share repurchase program, are considered in appropriate detail in light of its overall strategy and performance, we established a fully independent Finance Committee charged with review of these and similar matters that are beyond the scope of the Audit Committee's responsibilities.

McDonald's is proud of its governance structure, but mindful that governance is a journey, not a destination. We refine our practices continuously to promote an effective collaboration of management and our Board that yields value for our shareholders. We welcome shareholder communications about our practices, which can be sent as described on page 6 of this Proxy Statement. Good governance is critical to fulfilling our obligations to shareholders —McDonald's will continue to strive to be a leader in adopting sound practices for the oversight of our business.

Director independence

Our Corporate Governance Principles require that all Directors except the Chief Executive Officer be independent. The Board is responsible for determining the independence of our Directors, and the Board has adopted Standards on Director Independence for these purposes, which are attached as Appendix A to this

Proxy Statement. The Board considers relationships involving Directors and their immediate family members that may implicate any of these Standards or other applicable law or the listing standards of the NYSE and relies on information derived from Company records, questionnaires completed by Directors and inquiries of other relevant parties.

The relationships reviewed by the Board as part of its most recent independence determination consisted of commercial relationships with companies:

- at which Board members then served as officers (including Mattel, Inc., Inter-Con Security Systems, Inc. and The Hershey Company);

- at which Board members then served as outside Directors (including Aon Corporation, Bank of America Corporation, Hewitt Associates, Inc., Jones Lang LaSalle Incorporated, Tribune Company and Wells Fargo & Company); and

- in which Board members or their immediate family members then held an aggregate 10% or more direct or indirect interest (Prairie Packaging, Inc. and Schwarz Paper Company).

The relationships with the companies noted above involved McDonald's purchase of products and services in the ordinary course of business that were made on arm's-length terms in amounts and under other circumstances that did not affect the relevant Directors' independence under the Board's Standards on Director Independence or under applicable law and listing standards.

The Board also reviewed donations made by the Company to not-for-profit organizations, including educational and arts-related organizations, with which Board members or their immediate family members were affiliated by membership or service as directors or trustees.

Based on its review of the above relationships, the Board determined that none of its non-management Directors has a material relationship with the Company and that all of them are independent within the meaning of the Board's Standards on Director Independence, as well as applicable law and listing standards. The non-management Directors are Hall Adams, Jr., Edward A. Brennan, Robert A. Eckert, Enrique Hernandez, Jr., Jeanne P. Jackson, Richard H. Lenny, Walter E. Massey, Andrew J. McKenna, Cary D. McMillan, Sheila A. Penrose, John W. Rogers, Jr. and Roger W. Stone. Anne-Marie Slaughter, who served as a Director until March 31, 2006, was independent during the time she served.

Financial experts, Audit Committee independence and financial literacy

The Board of Directors determined that Enrique Hernandez, Jr., Cary D. McMillan and Roger W. Stone qualify as "audit committee financial experts" and that each member of the Audit Committee is independent and financially literate, all within the meaning of applicable rules of the SEC and the listing standards of the NYSE.

Board Committees

Our Corporate Governance Principles provide for six standing committees: Audit, Compensation, Governance, Corporate Responsibility, Finance and Executive. Charters for each of the committees are available on the Company's website at www.governance.mcdonalds.com.

The **Audit Committee** appoints the Company's independent auditors and evaluates their independence and performance. The Audit Committee reviews with the internal auditors and the independent auditors the overall scope and results of their respective audits, the internal accounting and financial controls, and the steps management has taken to monitor and control the Company's major risk exposures. The Audit Committee also reviews the Company's material financial disclosures and pre-approves all audit and permitted non-audit services. In addition, the Audit Committee annually reviews the adequacy and appropriateness of the Company's compliance programs including the Company's disclosure controls and procedures. Members of the Committee are Directors Hernandez (Chairperson), Adams, Massey, McMillan, Penrose and Stone. All members of the Audit Committee are independent within the meaning of the listing standards of the NYSE. In 2006, the Audit Committee met ten times, including meetings to review the Company's annual and quarterly financial reports prior to filing with the SEC.

The Audit Committee Report, a discussion of the Policy For Pre-Approval of Audit and Permitted Non-Audit Services and a summary of Auditor Fees and Services can be found on pages 36 and 37 of this Proxy Statement.

The **Compensation Committee** evaluates the performance of the Company's Chief Executive Officer and approves his compensation in consultation with the non-management Directors. Based on recommendations from management, the Committee also reviews and approves senior management's compensation and approves compensation guidelines for all other officers of the Company. The Committee administers the Company's incentive and equity compensation plans and, in consultation with senior management, reviews and approves compensation policies. Members of the Committee are Directors Brennan (Chairperson), Eckert, Jackson, Lenny and Rogers. All members of the Compensation Committee are independent within the meaning of the listing standards of the NYSE. In 2006, the Compensation Committee met eight times.

The Compensation Committee Report can be found on page 14 of this Proxy Statement.

The **Governance Committee** sets criteria for Board membership; searches for and screens candidates to fill Board vacancies; recommends appropriate candidates for election each year and, in this regard, evaluates individual Director performance; assesses overall Board performance; considers Board composition and size; recommends to the Board the compensation paid to non-management Directors and evaluates the Company's corporate governance process. The Committee also considers and makes recommendations to the Board regarding shareholder proposals for inclusion in the Company's annual proxy statement. Members of the Committee are Directors McKenna (Chairperson), Brennan, Eckert, Hernandez and Stone. All members of the Governance Committee are independent within the meaning of the listing standards of the NYSE. In 2006, the Governance Committee met nine times.

The **Corporate Responsibility Committee** acts in an advisory capacity to the Company's management with respect to policies and strategies that affect the Company's role as a socially responsible organization, including issues pertaining to health and safety, the environment, employee opportunities, consumers and the communities in which the Company does business. Members of the Committee are Directors Massey (Chairperson), Adams, Penrose and Rogers. In 2006, the Corporate Responsibility Committee met three times.

The **Finance Committee** has principal oversight responsibility with respect to certain material financial matters that are outside the purview of the Audit Committee, including the Company's treasury activities as well as acquisitions and divestitures that are significant to the Company's business. This Committee annually reviews the Company's worldwide insurance program, banking and trading arrangements, and policies with respect to dividends and share repurchase. Members of the Committee are Directors Jackson (Chairperson), Lenny, McKenna, McMillan and Stone. In 2006, the Finance Committee met five times.

The **Executive Committee** may exercise most Board powers during the period between Board meetings. Members of this Committee are Directors Skinner (Chairperson), Brennan, Hernandez and McKenna. In 2006, the Executive Committee met twice.

Director compensation

Under McDonald's Corporate Governance Principles, the Governance Committee recommends to the Board the form and amount of compensation for non-management Directors. Only non-management Directors are paid for their service on the Board.

The following table summarizes the compensation earned by the non-management Directors in 2006:

Name (a)	Fees earned or paid in cash ($)(1)(2) (b)	Stock awards ($)(3)(4) (c)	Option awards ($)(5)(6) (d)	Total ($) (h)
Hall Adams, Jr.	$ 84,000	$ 60,000	$ 20,123	$164,123
Edward A. Brennan	109,000	60,000	22,421	191,421
Robert A. Eckert	88,000	60,000	25,150	173,150
Enrique Hernandez, Jr.	111,000	60,000	20,123	191,123
Jeanne P. Jackson	90,000	60,000	20,123	170,123
Richard H. Lenny	85,000	60,000	—	145,000
Walter E. Massey	94,000	60,000	20,123	174,123
Andrew J. McKenna (7)	106,000	461,467	20,123	587,590
Cary D. McMillan	84,000	60,000	25,150	169,150
Sheila A. Penrose	48,934	36,329	—	85,263
John W. Rogers, Jr.	82,000	60,000	25,150	167,150
Anne-Marie Slaughter	18,000	14,795	53,617	86,412
Roger W. Stone	96,000	60,000	20,123	176,123

(1)   Non-management Directors who served throughout 2006 earned: an annual retainer of $60,000; a $1,000 fee for each Board meeting attended; a $1,000 fee for each Committee meeting attended; and a $1,000 fee for each executive session not held in conjunction with a Board meeting. In addition, in 2006, the Chairperson of each of the Audit, Compensation and Governance Committees (Directors Hernandez, Brennan and McKenna, respectively) received an annual retainer fee of $20,000 and the Chairperson of each of the Corporate Responsibility and Finance Committees (Directors Massey and Jackson, respectively) received an annual retainer fee of $10,000 for service in these capacities. Director Penrose was elected to the Board on May 25, 2006 and Director Slaughter resigned from the Board on March 31, 2006. The cash fees earned by Directors Penrose and Slaughter in 2006 reflect their service in the portion of the year during which each of them served on the Board. The Governance Committee recommended and the Board of Directors approved the following compensation for non-management Directors effective January 1, 2007: annual cash retainer, $90,000; annual stock equivalent benefit, $90,000; Board meeting fee, $2,000; and Committee meeting fee, $1,500. Reimbursement for physical examinations has been eliminated.

The Company reimburses non-management Directors for expenses incurred in connection with attending Board, Committee and shareholder meetings as well as attending McDonald's business meetings at management's invitation. On limited occasions, the Company may determine that for business reasons it is appropriate for non-management Directors to be accompanied by their spouses at these meetings or at other events related to their service on the Board. In these circumstances, the Company also reimburses the spouses' travel expenses. In addition, in accordance with our Corporate Governance Principles, the Company reimburses reasonable expenses related to continuing education for our Directors.

(2)   Non-management Directors may elect to defer all or a portion of their retainer and fees in the form of common stock equivalent units under the Company's Directors' Deferred Compensation Plan. Such deferrals, as well as the stock awards described in note 3 below, are credited to an account that is periodically adjusted to reflect the gains, losses and dividends associated with a notional investment in McDonald's common stock. The number of common stock equivalent units credited to a non-management Director's account is based on a per-share price equal to the closing price of McDonald's stock on the NYSE on the date the credit is made. Amounts credited to the non-management Directors' accounts are paid in cash, in a single lump sum after the non-management Director retires from the Board or dies. If the non-management Director has made a valid prior written election in accordance with the terms of the plan, all or a portion of the amount in the non-management Director's account may be paid in equal annual installments over a period of up to 15 years beginning after retirement from the Board.

(3)   Represents the expense to the Company in 2006, as reported in our financial statements pursuant to Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* (FAS No. 123(R)), of (i) common stock equivalent units granted under the Directors' Deferred Compensation Plan on December 31, 2006 to each non-management Director who was serving at the end of the year; and (ii) in the case of Director McKenna, restricted stock units, including a special grant of 15,000 restricted stock units on May 25, 2006 awarded in recognition of Director McKenna's service as non-executive Chairman of the Board, as described in note 7 below. Directors Penrose and Slaughter received pro rata credits to their accounts under the Directors' Deferred Compensation Plan on December 31, 2006, reflecting the portion of the year during which each of them served.

(4) The aggregate number of outstanding stock awards held by each of the non-management Directors as of December 31, 2006 is set forth in the table below. Stock awards include common stock equivalent units under the Directors' Deferred Compensation Plan and, in the case of Director McKenna, both common stock equivalent units and restricted stock units:

Name	Aggregate number of outstanding stock awards as of December 31, 2006
Hall Adams, Jr.	12,987
Edward A. Brennan	21,780
Robert A. Eckert	14,207
Enrique Hernandez, Jr.	35,550
Jeanne P. Jackson	24,323
Richard H. Lenny	4,960
Walter E. Massey	14,824
Andrew J. McKenna	98,355
Cary D. McMillan	13,994
Sheila A. Penrose	820
John W. Rogers, Jr.	13,744
Anne-Marie Slaughter	5,756
Roger W. Stone	71,124

(5) Represents the expense to the Company in 2006 under FAS 123(R), as reported in our financial statements, of stock options granted in prior years. The Company has not granted any stock options to non-management Directors since May 20, 2004. At the time of Director Slaughter's resignation, the Compensation Committee unanimously resolved to accelerate the vesting of her outstanding unvested stock options. This acceleration was reflected in the Company's expense in 2006 under FAS 123(R) in respect of Director Slaughter's stock options.

(6) The aggregate number of outstanding stock options held by each of the non-management Directors as of December 31, 2006 is set forth in the table below:

Name	Aggregate number of outstanding stock options as of December 31, 2006
Hall Adams, Jr.	28,000
Edward A. Brennan	20,000
Robert A. Eckert	15,000
Enrique Hernandez, Jr.	28,000
Jeanne P. Jackson	24,000
Richard H. Lenny	—
Walter E. Massey	28,000
Andrew J. McKenna	10,998
Cary D. McMillan	15,000
Sheila A. Penrose	—
John W. Rogers, Jr.	15,000
Anne-Marie Slaughter	10,000
Roger W. Stone	25,666

(7) The amount reported in the "Stock Awards" column for Director McKenna represents the sum of (i) the $60,000 credit to his account under the Directors' Deferred Compensation Plan on December 31, 2006; and (ii) the 2006 expense to the Company under FAS 123(R), as reported in our financial statements, of the special awards of 10,000 restricted stock units granted on May 10, 2005 and 15,000 restricted stock units granted on May 25, 2006, in recognition of his service as non-executive Chairman of the Board. These restricted stock units will vest on the later of one year from the date of grant or Director McKenna's retirement date. The 2006 expense under FAS 123(R) of Director McKenna's restricted stock units was $401,467.

Board and Committee evaluations

In accordance with our Corporate Governance Principles, the Governance Committee conducts annual evaluations of the Board of Directors. Individual Directors are evaluated periodically, but no less often than each time they are slated for re-election. In addition, each of the Audit, Compensation and Governance Committees annually conducts self-evaluations and each of the Corporate Responsibility and Finance Committees conducts such evaluations at least every two years. Results of these evaluations are discussed at Committee meetings and with the full Board.

Code of Conduct for the Board of Directors

Each year, Directors confirm that they have read the Code of Conduct for the Board of Directors and will comply with its standards.

Director selection process

The Company has a policy with regard to the consideration of Director candidates. Under the policy, the Governance Committee establishes criteria for Director nominees, screens candidates and recommends Director nominees who are approved by the full Board.

The Governance Committee considers candidates suggested by its members, other Directors, senior management and shareholders in anticipation of upcoming elections and actual or expected Board vacancies. The Committee may, at the Company's expense, retain search firms, consultants and other advisors to identify, screen and/or evaluate candidates.

All candidates, including those recommended by shareholders, are evaluated on the same basis in light of their credentials and the needs of the Board and the Company. Of particular importance are the candidate's integrity and judgment, professional achievements and experience relevant to the Company's business and strategic challenges, his or her potential contribution to the diversity and culture of the Board, and ability and willingness to devote sufficient time to Board duties. Candidates also are evaluated in light of Board policies, such as those relating to Director independence, tenure and service on other boards. Candidates with appropriate qualifications are interviewed in person, typically by the Chairman, the Chief Executive Officer, a majority of the members of the Governance Committee and other available Directors.

The Governance Committee also evaluates sitting Directors whose terms are nearing expiration and who are being considered for renomination in light of the above considerations and their past contributions to the Board. *Shareholders who wish to nominate Director candidates should follow the procedures described in the section on Consideration of Director nominations which can be found on page 6 of this Proxy Statement.*

Shareholder communications with the Board of Directors and non-management Directors

Interested persons wishing to communicate directly with the Board or the non-management Directors, individually or as a group, may do so by sending written communications addressed to them at McDonald's Corporation, P.O. Box 4837, Oak Brook, IL 60522-4837. Under the Board's policy for shareholder communications addressed to the Board, the Company's Secretary collects mail from the Directors' post office box, forwards correspondence directed to an individual Director to that Director, and screens correspondence directed to multiple Directors or the full Board in order to forward it to the most appropriate Committee Chairperson, the Chairman or the full Board. Communications to the Board, the non-management Directors or to any individual Director that relate to the Company's accounting, internal accounting controls or auditing matters are referred to the Chairperson of the Audit Committee.

Consideration of Director nominations

Shareholders can suggest Director candidates for consideration by writing to the Governance Committee, c/o The Secretary, McDonald's Corporation, McDonald's Plaza, Oak Brook, IL 60523-1928. Shareholders should provide the candidate's name, biographical data, qualifications and the candidate's written consent to being named as a nominee in the Company's Proxy Statement and to serve as a Director, if elected. To be eligible to be a nominee for election as a Director, the shareholder must also deliver statements to the Secretary indicating whether the candidate: (a) will deliver a resignation effective upon failure to receive the required vote for election; (b) is a party to any voting commitment that could limit the nominee's ability to carry out his/her fiduciary duties; (c) intends to refrain from entering into voting commitments; (d) is a party to any arrangements for compensation, reimbursement or indemnification in connection with service as a Director, or intends to enter into any such arrangement; and (e) intends to comply with the Company's publicly disclosed policies and guidelines.

The By-Law provisions relating to Director nominations are attached as Appendix B to this Proxy Statement. The Company's By-Laws are available on the Company's website at www.governance.mcdonalds.com.

For Director nominations to be properly brought before an annual meeting by a shareholder, timely notice must be given by the shareholder to the Company's Secretary. To be timely, the notice must be delivered to the Secretary at the above address not less than 90 days nor more than 120 days before the one-year anniversary of the preceding year's annual meeting. With respect to the 2008 Annual Shareholders' Meeting, notice will be timely if it is delivered between January 25, 2008 and February 22, 2008.

Shareholder proposals for inclusion in next year's Proxy Statement

To be considered for inclusion in next year's Proxy Statement, shareholder proposals must be received by the Company's Secretary no later than December 11, 2007. These proposals should be sent to the Secretary by fax at 1-630-623-0497 or by mail to The Secretary, McDonald's Corporation, McDonald's Plaza, Oak Brook, IL 60523-1928. This notice requirement is separate from and in addition to the SEC's requirements that a shareholder must meet in order to have a shareholder proposal included in the Company's Proxy Statement.

Other shareholder proposals for presentation at the 2008 Annual Shareholders' Meeting

For any proposal that is not submitted for inclusion in next year's Proxy Statement, but is instead sought to be presented directly from the floor of the 2008 Annual Shareholders' Meeting, the Company's By-Laws require that timely notice must be given to the Company's Secretary. To be timely, the notice must be delivered to the Secretary at the above address between January 25, 2008 and February 22, 2008. The By-Laws also provide that the proposal, as determined by the Chairman of the meeting, must be a proper subject for shareholder action under Delaware corporation law.

PROPOSALS TO BE VOTED ON

Proposal No. 1. Election of Directors

The Board is divided into three classes, each having three-year terms that expire in successive years.

Nominees

The nominees for Director are: Edward A. Brennan, Walter E. Massey, John W. Rogers, Jr., and Roger W. Stone.

The four nominees are standing for election as Directors at the 2007 Annual Shareholders' Meeting to hold office for three-year terms expiring in 2010.

Your shares will be voted according to your instructions. If you return your signed proxy card but do not provide voting instructions, your shares will be voted FOR the election of the four nominees named above. To be elected to the Board, the nominee for Director must receive more votes "for" than "against." Abstentions will have no effect on the outcome of an election. If a nominee is not reelected, he will remain in office until a successor is elected or until his earlier resignation or removal. Each of the nominees has agreed to tender an irrevocable resignation that will be effective (i) if the nominee is not reelected at the Annual Shareholders' Meeting and (ii) if the Board accepts such resignation following the meeting. The Governance Committee will act on an expedited basis to determine whether or not to accept the nominee's resignation and will submit such recommendation for prompt consideration by the Board. The Governance Committee and the Board may consider any factors they deem appropriate and relevant in deciding whether or not to accept a nominee's resignation.

The Board of Directors expects all four nominees named above to be available for election. If any of them should become unavailable to serve as a Director for any reason prior to the Annual Shareholders' Meeting, the Board may substitute another person as a nominee. In that case, your shares will be voted for that other person.

Biographical information for the Directors continuing in office and the four nominees follows.

The Board of Directors recommends that shareholders vote FOR all four nominees.



Adams



Brennan
Nominee



Eckert



Hernandez



Jackson



Lenny



Massey
Nominee



McKenna



McMillan



Penrose



Rogers
Nominee



Skinner



Stone
Nominee

Biographical information

Hall Adams, Jr. Mr. Adams was the Chief Executive Officer of Leo Burnett & Co., Inc., an advertising firm, from 1987 until his retirement in 1992. Mr. Adams, 73, has served as a Director of McDonald's since 1993 and is a member of the class of 2008.

Edward A. Brennan Nominee. Mr. Brennan is the retired Chairman, President and Chief Executive Officer of Sears, Roebuck and Co., a merchandising company. He retired from Sears in 1995. From April 2003 to May 2004, Mr. Brennan served as Executive Chairman of AMR Corporation, the parent company of American Airlines, and Executive Chairman of American Airlines, Inc., a scheduled passenger airline and scheduled air freight carrier. Mr. Brennan, 73, joined McDonald's Board in 2002 and is a nominee for the class of 2010. He also serves on the boards of AMR Corporation and Exelon Corporation.

Robert A. Eckert Mr. Eckert is Chairman and Chief Executive Officer of Mattel, Inc., a designer, manufacturer and marketer of family products, a post he has held since May 2000. He joined the Board of McDonald's in 2003 and is a member of the class of 2009. Mr. Eckert is 52 years old.

Enrique Hernandez, Jr. Mr. Hernandez has been Chairman and Chief Executive Officer of Inter-Con Security Systems, Inc., a provider of high-end security and facility support services to government, utilities and industrial customers, since 1986. He joined the Board in 1996 and is a member of the class of 2009. Mr. Hernandez, 51, also serves as the non-executive Chairman of the Board of Nordstrom, Inc. and as a director of Tribune Company and Wells Fargo & Company.

Jeanne P. Jackson Ms. Jackson is the General Partner of MSP Capital, a consulting and investment firm she founded in 2003. Ms. Jackson was Chief Executive Officer of Walmart.com from March 2000 to January 2002. Ms. Jackson, 55, joined McDonald's Board in 1999 and is a member of the class of 2009. She also serves on the boards of NIKE, Inc. and Nordstrom, Inc.

Richard H. Lenny Mr. Lenny has been Chairman, President and Chief Executive Officer of The Hershey Company, a manufacturer, distributor and marketer of chocolate and non-chocolate candy, snacks and candy-related grocery products, since January 2002. From March 2001 to December 2001, he was President and Chief Executive Officer of The Hershey Company. From January 2001 until March 2001, he was Group Vice President of Kraft Foods, Inc. and President of its Nabisco Biscuit and Snack business. Mr. Lenny, 55, joined McDonald's Board in 2005 and is a member of the class of 2008.

Walter E. Massey Nominee. Dr. Massey is President of Morehouse College, a post to which he was named in 1995, and expects to retire in June 2007. He also serves as a director of Bank of America Corporation and BP p.l.c. Dr. Massey, 69, joined McDonald's Board in 1998 and is a nominee for the class of 2010.

Andrew J. McKenna Mr. McKenna has been the non-executive Chairman of the Board since 2004 and is also the Chairman of Schwarz Paper Company, a printer, converter, producer and distributor of packaging and promotional materials. Mr. McKenna, 77, joined McDonald's Board in 1991 and is a member of the class of 2009. He is also a director of Aon Corporation and Skyline Corporation.

Cary D. McMillan Mr. McMillan has been Chief Executive Officer of True Partners Consulting, LLC, a professional services firm providing tax and other financial services, since December 2005. From October 2000 to May 2004, he was the Chief Executive Officer of Sara Lee Branded Apparel, and Executive Vice President, from January 2000 to May 2004, of Sara Lee Corporation, a branded consumer packaged goods company. Mr. McMillan, 49, joined McDonald's Board in 2003 and serves in the class of 2008. He also serves as a director of Hewitt Associates, Inc.

Sheila A. Penrose Ms. Penrose is President of The Penrose Group, a provider of strategic advisory services on financial and organizational strategies. She is also the non-executive Chairman of the Board of Jones Lang LaSalle Incorporated, a real estate services and money management firm, since her election to that post in January 2005. She has served on Jones Lang LaSalle's Board since 2002. Ms. Penrose also serves as Executive Advisor to the Boston Consulting Group and as a director of eFunds Corporation (until May 2007). Ms. Penrose, 61, joined McDonald's Board in 2006 and serves in the class of 2008.

John W. Rogers, Jr. Nominee. Mr. Rogers is the Chairman and Chief Executive Officer of Ariel Capital Management, LLC, a privately held institutional money management firm which he founded in 1983. Mr. Rogers, 49, joined the McDonald's Board in 2003 and is a nominee for the class of 2010. Mr. Rogers also serves as a director of Aon Corporation and Exelon Corporation, and as a trustee of Ariel Investment Trust.

James A. Skinner Mr. Skinner is Vice Chairman and Chief Executive Officer, a post to which he was elected in November 2004; he has also served as a Director since that time. He served as Vice Chairman from January 2003 to November 2004 and as President and Chief Operating Officer of the McDonald's Worldwide Restaurant Group from January 2002 to December 2002. Prior to that time, he served as President and Chief Operating Officer of McDonald's Europe/Asia/Pacific from June 2001 to January 2002. Mr. Skinner, 62, has been with the Company for 35 years and serves in the class of 2008. He also serves on the boards of Illinois Tool Works Inc. and Walgreen Co.

Roger W. Stone Nominee. Mr. Stone has been Chairman and Chief Executive Officer of KapStone Paper and Packaging Corporation, formerly Stone Arcade Acquisition Corporation, since April 2005. Mr. Stone was manager of Stone-Kaplan Investments, LLC from July 2004 to January 2007 and Chairman and Chief Executive Officer of Stone Arcade Acquisition Corporation. He was Chairman and Chief Executive Officer of Box USA Group, Inc., corrugated box manufacturer, from 2000 to 2004. Mr. Stone, 72, joined McDonald's Board in 1989 and is a nominee for the class of 2010.

Proposal No. 2. **Approval of the appointment of an independent registered public accounting firm to serve as independent auditors for 2007**

The Audit Committee is responsible for the appointment of the independent auditors engaged by the Company. The Audit Committee has appointed Ernst & Young LLP as independent auditors for 2007. The Board is asking shareholders to approve this appointment. Ernst & Young LLP audited the Company's financial statements and internal control over financial reporting for 2006. A representative of that firm will be present at the Annual Shareholders' Meeting and will have an opportunity to make a statement and answer questions.

See pages 36 through 37 of this Proxy Statement for additional information regarding the independent auditors, including a description of the Audit Committee's Policy for Pre-Approval of Audit and Permitted Non-Audit Services and a summary of Auditor Fees and Services.

The Board of Directors recommends that shareholders vote FOR the appointment of Ernst & Young LLP, an independent registered public accounting firm, to serve as independent auditors for 2007.

Proposal No. 3. **Shareholder proposal relating to labeling of genetically modified products**

The Camilla Madden Charitable Trust, Bon Secours Health System, Inc., the Congregation of the Sisters of St. Joseph of Springfield, the Sinsinawa Dominicans, The Sisters of St. Francis of Philadelphia, the Sisters of Charity of the Incarnate Word, the Dominican Sisters of Springfield, Illinois and Providence Trust advised the Company that they intend to present the following shareholder proposal at the Annual Shareholders' Meeting. The addresses of the proponents and the number of shares they own are available upon request by calling 1-630-623-2553 or by sending a request to McDonald's Corporation, Investor Relations Service Center, Department 300, McDonald's Plaza, Oak Brook, IL 60523-1928.

Shareholder proposal

Resolved: Shareholders request that the Board of Directors adopt a policy to identify and label all food products manufactured or sold by the company under the company's brand names or private labels that may contain genetically engineered (GE) ingredients or products of animal cloning.

Supporting statement

- The right to know is a fundamental principle of democratic societies and market economics.
- The Food and Drug Administration is expected to make a decision regarding the sale of milk and meat from cloned animals by the end of 2006. (WA Post 10/17/06)
- McDonald's Europe has asked its suppliers to source non-GM, non-Amazon feed for poultry. (*The Guardian* 7/24/06)
- Labeling is an indicator of due diligence of product ingredients.
- The global alliance Action by Churches Together took a stand supporting the "right to know" whether there are genetically engineered ingredients in the food purchased or in the seeds sown. (ReliefWeb 6/28/06)
- 132 countries, parties to the Cartagena Protocol, have agreed to documentation requirements for the export and import of genetically engineered organisms. (*Financial Times* 3/29/06)
- As of May 19, 2005, Alaska law requires that genetically engineered salmon be labeled as such.

Indicators that genetically engineered organisms can be difficult to control, and may be harmful to financial markets as well as to humans, animals, or the environment include:

- Illegal unapproved Liberty Link long-grain rice, planted in field trials no later than 2001, was discovered to have contaminated U.S. rice supplies. (Reuters 8/28/06) This prompted Japan to suspend imports of U.S. Rice, and the European Commission to require that rice imports be certified as free of unauthorized grain, greatly disrupting the U.S. rice export market.
- Between 2001 - 2004, approximately 15,000 hectares (150 square kilometers) in four U.S. states were planted with unapproved Bt10 corn. (New Scientist 3/23/2005)
- December 2006, U.N. Secretary General Annan cautioned that the international community lacks safeguards to prevent bioterrorism and accidental harm from biotechnology advances.
- The report *Safety of Genetically Engineered Foods: Approaches to Assessing Unintended Health Effects (National Academy of Sciences* 7/2004) states: ..."there remains sizable gaps in our ability to identify compositional changes that result from genetic modification of organisms intended for food..."(p. 15)
- The FDA determined (2/2003) that 386 pigs involved in bioengineering studies were possibly not properly disposed of, and may have entered the food supply.
- Federal District Court ruled (8/10/06) that USDA's permitting of drug-producing genetically engineered crops in Hawaii violated the Endangered Species Act and the National Environmental Policy Act.
- Genetically engineered creeping bentgrass, not yet approved commercially, escaped into wild as far as three miles from the test plot. (8/9/06)
- Five major U.S. agricultural weeds have developed resistance to glyphosate, the herbicide used with genetically engineered Roundup Resistant crops. Addressing the problem includes use of additional herbicides.
- Research (*Environmental Health Perspectives* 6/2005) has shown that Roundup, increasingly needed on Roundup Ready crops, is toxic to human placental cells at concentrations lower than agricultural use.

The Board's recommendation

McDonald's is firmly committed to serving safe, quality products. We monitor and comply with all laws and regulations applicable to the identification and labeling of products, including products containing genetically modified ingredients. For the reasons described below, however, we believe that the type of labeling requested by the shareholder proponents is impractical, misleading and unnecessary.

McDonald's does not plant or raise crops or raise livestock for use in its products. Instead, ingredients for products served in McDonald's restaurants are sourced from industry suppliers. This means that accurate identification and labeling of genetically modified ingredients would require testing of our sourced ingredients. At this time, however, neither the United States Food and Drug Administration nor any other government agency in the United States has established a standardized protocol for testing for the presence of ingredients that have been genetically modified. In addition, the U.S. FDA has not completed its final assessment on animal cloning, so it is premature to draw any conclusions in this regard. Without a government sponsored protocol, it would be impractical for McDonald's to attempt to implement a testing program for the purpose of labeling in the manner requested by the proponents.

In the absence of such government regulation and standardization, implementation of a labeling program as requested by the proponents could mislead consumers. Of concern is the potential for consumers to mistakenly construe such a label as a warning that genetically modified ingredients are unsafe. To the contrary, it is our understanding that there is no evidence that modified foods are unsafe or otherwise distinguishable from non-modified foods in terms of nutritional composition.

We believe that relevant government agencies with the appropriate scientific expertise, rather than McDonald's or its shareholders, are the proper entities to make judgments about disclosure of food ingredients. In establishing labeling requirements, government agencies have not determined that it would protect the health and safety of the public and the environment to require companies to identify and label products that may contain genetically modified ingredients, as the shareholder proponents ask us to do. We believe the current governmental labeling regulations ensure consumer safety and awareness of food ingredients, and we intend to continue to comply with them.

McDonald's has long championed consumer access to nutrition information as vital to assisting consumers in making informed choices that suit their dietary needs. In 2006, McDonald's undertook a worldwide initiative to add nutritional labeling to the packaging of many of our menu items. We expect to continue and expand this initiative in 2007. In this way, we hope to inform consumers about information concerning those elements of nutrition that experts agree are most relevant to understanding a product's nutritional value.

We note that this proposal is substantially similar to proposals received by McDonald's and voted on by our shareholders in each of the past two years. At the 2006 Annual Shareholder's Meeting, a similar proposal received the support of fewer than 6% of votes cast by our shareholders.

Therefore, your Board of Directors recommends that you vote AGAINST this shareholder proposal.

Proposal No. 4. Shareholder proposal relating to labor standards

The AFL-CIO Reserve Fund, the Adrian Dominican Sisters and the Sisters of Charity of the Blessed Virgin Mary have advised the Company that they intend to present the following shareholder proposal at the Annual Shareholders' Meeting. The respective addresses and share ownership information for each of the proponents will be furnished to any shareholder by calling 1-630-623-2553 or by sending a request to McDonald's Corporation, Investor Relations Service Center, Department 300, McDonald's Plaza, Oak Brook, IL 60523-1928.

Shareholder proposal

McDonald's Corporation–Human Rights Standards

Whereas, we believe McDonald's purchases significant amounts of produce, such as tomatoes, for its sandwiches and salads, and

Whereas, the United States Department of Justice has successfully prosecuted several cases of modern-day slavery in the U.S. agricultural industry since 1996, involving over 1,000 workers, (see, for example, US v. Ramos; US v. Lee; US v. Flores; US v. Cuello; US v. Tecum) and there is increasing public awareness and media coverage of the sweatshop conditions and abuses that many agricultural workers face, and

Whereas, we believe violations of human rights in McDonald's supply chain can lead to negative publicity, public protests, and a loss of consumer confidence that can have a negative impact on shareholder value, and

Whereas, McDonald's current Code of Conduct for suppliers is based heavily on compliance with the law ("McDonald's Code of Conduct for Suppliers, pages 2,3,4), and U.S. agricultural workers are excluded from many labor laws that apply to other U.S. workers (for example, National Labor Relations Act of 1935, 29 U.S.C. § 151 et seq.; portions of the Fair Labor Standards Act of 1938, 29 U.S.C. § 201, 213), and

Whereas, other multi-national corporations, including other large produce purchasers, have implemented enforceable and meaningful codes of conduct for their supply chains based on international human rights standards, such as the International Labor Organization's ("ILO") standards, and

Whereas, in our opinion as shareholders, enforceable human rights codes of conduct based on the ILO's Declaration on Fundamental Principles and Rights at Work and other conventions and are essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the shareholders urge the Board of Directors to adopt, implement, and enforce a revised company-wide Code of Conduct, inclusive of suppliers and sub-contractors, based on the International Labor Organization's ("ILO") Declaration of Fundamental Principles and Rights at Work and the following other relevant ILO conventions:

- Employment shall be freely chosen. There shall be no use of forced labor, including bonded or voluntary prison labor (ILO Conventions 29 and 105);

- Workers are entitled to overtime pay when working more than 8 hours per day (ILO Convention 1);

- All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 1 1, 87, 98, 110);

- Worker representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions (ILO Convention 135).

The Board should also prepare a report at reasonable cost to shareholders and the public concerning the implementation and enforcement of this policy.

The Board's recommendation

Our Company has a well-respected and well-recognized record and reputation for business honesty and integrity, including sound employment practices worldwide. We are committed to the fair and ethical treatment of our employees, and only do business with suppliers who are committed to those same principles. As more fully discussed below, we have meaningful and enforceable employment policies that require high workplace standards for our employees. We also have a supplier code of conduct that requires suppliers to maintain similar high workplace standards for their employees. Therefore, while we appreciate the proponents' interest in labor standards generally, we have existing policies and practices already in place that substantially address the areas covered in the proposal, and more importantly, are tailored and appropriate for our business.

■ *Policies relating to our employees*

We believe that all of our employees deserve to be treated with dignity and respect. We are committed to complying with applicable laws, including all labor and employment laws, wherever we do business, as well as maintaining high standards of business conduct. We have long-standing policies relating to employee rights, working conditions and employment practices, including the McDonald's Standards of Business Conduct, which establish a foundation for the Company's core business values. The Standards of Business Conduct address areas of the proposal with respect to our employees, including diversity, fair compensation, equal employment opportunity, non-discrimination and non-harassment, as well as prohibitions on child and forced labor. These Standards as well as other of our employment policies and practices are posted on the Company's website at www.mcdonalds.com.

■ *Policies relating to employees of McDonald's suppliers*

The employees of McDonald's suppliers and their subcontractors are not our employees. They are exclusively employees of the suppliers and the subcontractors. We strongly believe, however, that suppliers who are approved to do business with McDonald's should share our commitment to comply with the law wherever they do business, to respect employee rights and to maintain high workplace standards. Accordingly, we have implemented a McDonald's Code of Conduct for Suppliers. The Code of Conduct for Suppliers addresses areas of the proposal as they relate to the employees of McDonald's suppliers and their subcontractors, including matters relating to compensation, non-discrimination and non-harassment, and prohibitions on child and forced labor. In addition, the Company has protocols for appropriate inspections and monitoring of supplier facilities. Compliance with this Code is a standard contractual requirement for McDonald's product suppliers and is the responsibility of each individual supplier. The Code of Conduct for Suppliers is posted on the Company's website at www.mcdonalds.com.

■ *Oversight by the Board of Directors*

The Audit Committee of the Board of Directors receives regular reports regarding compliance with the Standards of Business Conduct. The Audit Committee also receives periodic updates regarding the Company's material legal affairs and compliance with applicable laws, including labor and employment laws worldwide. The Board's Corporate Responsibility Committee advises our management with respect to policies and strategies that affect our role as a socially responsible organization, including issues pertaining to the health and safety of and opportunities for our employees. We believe this oversight provides effective enforcement control of these important policies and practices.

■ *Published reports*

The Company periodically publishes a Corporate Responsibility Report that provides information about many aspects of our business, including our employment practices and our relationships with suppliers. The Corporate Responsibility Report and other information relating to these issues can be found on the Company's website at www.mcdonalds.com. These established disclosure mechanisms substantially address the reporting concerns raised in the proposal.

For all of the reasons described above, we believe that the proponents' proposal to implement a single code of conduct for the Company, its suppliers and subcontractors is unnecessary. Further, our policies and practices, which are tailored to our business structure, operations and the particular issues we face, are preferable to the "one-size-fits-all" approach favored by the proponents. We are confident that we will be best able to continue to prove our strong commitment to business ethics and high workplace standards by continuing to apply and enforce our existing business policies and employment practices, rather than by implementing this shareholder proposal.

Therefore, your Board of Directors recommends that you vote AGAINST this shareholder proposal.

Stock ownership guidelines

The Company imposes minimum stock ownership guidelines for Directors and senior officers.

Each Director is expected to acquire, within five years after becoming a Director, common stock or common stock equivalent units equal in value to the lesser of five times the annual retainer or 10,000 shares (of which 1,000 shares should be acquired within the first year) and to maintain that level of investment throughout his or her term.

Senior officers are expected to acquire the lesser of the minimum share ownership requirements or value of shares as a multiple of base salary listed below within five years of becoming a senior officer, and to hold those shares during his or her term of office:

Level/band	Minimum share ownership requirements	Value of shares as a multiple of base salary
Chief Executive Officer	240,000	5 x
President and Chief Operating Officer	180,000	5 x
President, U.S., Europe, APMEA/ Senior Executive Management	85,000	4 x
Executive Management	50,000	4 x
Senior Leadership (1)	25,000	3 x

(1) Generally, "senior leadership" includes all senior vice presidents, however, members of senior leadership who are not on the U.S. payroll have minimum share ownership requirements equal to the lesser of (i) 15,000 shares or (ii) a value of shares that equals two times base salary.

We review compliance with these requirements annually. Failure to meet these requirements may result in a reduction in future long-term incentive grants and/or payment of future annual and/or long-term incentive payouts in the form of common stock.

Security ownership of certain beneficial owners

The following table shows all beneficial owners of more than five percent of the Company's common stock outstanding as of December 31, 2006:

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class (3)
AXA (1) 25, avenue Matignon 75008 Paris, France	70,644,490 common shares	5.7%
Dodge & Cox (2) 555 California Street, 40th floor San Francisco, CA 94104	67,966,771 common shares	5.5%

(1) Reflects shares beneficially owned by AXA as of December 31, 2006, according to a statement on Schedule 13G filed with the SEC, which indicates that the company, a parent holding company and certain of its subsidiaries as named below are filing the Schedule 13G jointly. As reflected in the Schedule 13G, AXA Investment Managers Paris (France) has sole voting and investment power with respect to 181,672 shares; AXA Investment Managers Den Haag has shared voting and sole investment power with respect to 4,283 shares; AXA Konzern AG (Germany) has sole voting and investment power with respect to 45,716 shares; AXA Rosenberg Investment Management LLC has sole voting power with respect to 4,403,247 shares and sole investment power with respect to 5,984,966 shares; Winterthur has sole voting and sole investment power with respect to 89,950 shares; AllianceBernstein L.P. has sole voting power with respect to 37,292,477 shares, shared voting power with respect to 8,810,116 shares, sole investment power with respect to 64,077,262 shares, and shared investment power with respect to 30,258 shares; and AXA Equitable Life Insurance Company has sole voting power with respect to 136,100 shares and sole investment power with respect to 230,383 shares. The Schedule 13G also indicates that a majority of the shares reported are held by unaffiliated third-party client accounts managed by Alliance Capital Management L.P., a majority owned subsidiary of AXA Financial, Inc., as investment advisor. The Schedule 13G also certifies that the securities were acquired in the ordinary course and not with the purpose nor with the effect of changing or influencing the control of McDonald's.

(2) Reflects shares beneficially owned by Dodge & Cox as of December 31, 2006, according to a statement on Schedule 13G filed with the SEC, which indicates that the company, an investment adviser, has sole voting power with respect to 63,592,998 shares, shared voting power with respect to 680,300 shares and sole dispositive power with respect to 67,966,771 shares. The Schedule 13G also indicates that the securities reported are beneficially owned by clients of Dodge & Cox, and that those clients may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds and other institutional clients. The Schedule 13G also certifies that the securities were acquired in the ordinary course and not with the purpose nor with the effect of changing or influencing the control of McDonald's.

(3) Based on the number of outstanding shares of common stock on December 31, 2006.

Security ownership of management

The following table shows the ownership of the common stock and common stock equivalent units for the named individuals and the group as of March 1, 2007. Directors and executive officers as a group owned (directly, indirectly and through benefit plans) less than 1.0% of the Company's common stock:

Name	Common stock (1)(2)(3)(4)	Stock equivalents (5)	Total
Hall Adams, Jr.	30,334	12,987	43,321
Ralph Alvarez	279,015	39,774	318,789
Edward A. Brennan	20,834	21,780	42,614
Robert A. Eckert	23,334	14,207	37,541
Timothy J. Fenton	317,729	9,240	326,969
Denis Hennequin	355,312	2,620	357,932
Enrique Hernandez, Jr.	35,442	35,550	70,992
Jeanne P. Jackson	24,584	24,323	48,907
Richard H. Lenny	2,000	4,960	6,960
Walter E. Massey	4,810	14,824	19,634
Andrew J. McKenna	51,853	63,355	115,208
Cary D. McMillan	26,334	13,994	40,328
Matthew H. Paull	364,941	12,928	377,869
Sheila A. Penrose	3,000	820	3,820
Michael J. Roberts	700,814	0	700,814
John W. Rogers, Jr.	88,434	13,744	102,178
James A. Skinner	1,194,124	34,765	1,228,889
Roger W. Stone	42,000	71,124	113,124
Directors and executive officers as a group (the Group)(25 persons)	4,904,758	438,837	5,343,595

(1) Beneficial ownership of shares that are owned by members of their immediate families directly or through trusts is disclaimed as follows: Directors McKenna, 640; and Rogers, 100.

(2) Includes unallocated shares held in the Company's Profit Sharing and Savings Plan as follows: Director Skinner, 11,406; Messrs. Fenton, 8,660; Paull, 1,479; and the Group, 36,203.

(3) Includes shares that could be purchased by exercise of stock options on or within 60 days after March 1, 2007, under the Company's option plans as follows: Directors Adams, 26,334; Brennan, 18,334; Eckert, 13,334; Hernandez, 26,334; Jackson, 22,334; McKenna, 9,332; McMillan, 13,334; Rogers, 13,334; Skinner, 992,297; and Stone, 24,000; Messrs. Alvarez, 279,007; Fenton, 260,034; Hennequin, 354,803; Paull, 357,732; and Roberts, 699,890; and the Group, 4,300,244.

(4) Directors and executive officers as a group have sole voting and investment power over shares of common stock listed above except as follows: (i) shared voting and investment powers for shares held by Directors Eckert, 10,000; Hernandez, 9,108; Jackson, 2,250; Lenny, 2,000; Roberts, 711; and Skinner, 2,168; and the Group, 63,048; and (ii) for the benefit of children, shares held by Mr. Roberts, 200; and the Group, 206.

(5) Includes common stock equivalent units credited under the Company's retirement plans and the Directors' Deferred Compensation Plan, which are payable in cash. In addition, for Mr. Hennequin, includes shares credited to his Plan Epargne Enterprise account.

EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE REPORT

Dear Fellow Shareholders:

The Compensation Committee reviewed and discussed the Company's Compensation Discussion and Analysis with McDonald's management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

Respectfully submitted,
THE COMPENSATION COMMITTEE

Edward A. Brennan, *Chairperson*
Robert A. Eckert
Jeanne P. Jackson
Richard H. Lenny
John W. Rogers, Jr.

COMPENSATION DISCUSSION AND ANALYSIS

McDonald's executive compensation program is designed to support our business strategy based on the long-term plan we adopted in 2003: the Plan to Win. The Plan to Win focuses on maximizing customer satisfaction and strengthening our financial position. To achieve those goals, the Plan to Win emphasizes operational excellence, leadership marketing, innovation and financial discipline with initiatives implemented around five drivers of exceptional customer experiences–people, products, place, price and promotion– which we refer to as the "five Ps." When we adopted the Plan to Win, we also redesigned our Company-wide compensation program, which we refer to as our global compensation program, to further our strategic objectives under the Plan to Win.

In determining the amount and mix of executive compensation, we seek to achieve the following principal objectives:

- To reward executives for supporting the five Ps and delivering profitable growth;

- To differentiate rewards based on the achievement of Company, geographic business unit and individual performance goals so as to ensure that executive compensation is reflective of performance;

- To achieve an equitable balance in the compensation levels of executives who have comparable levels of responsibility; and

- To set compensation levels that enable us to compete for talent in a highly competitive global market, balancing this goal with the other business priorities we consider in allocating the Company's resources.

As part of our realignment of executive compensation with the Plan to Win, we revised the mix of equity incentives we offer, moving a portion of long-term incentive compensation from stock options to cash-based incentives and adding regular awards of restricted stock units, or RSUs, which are subject to performance-based vesting conditions for executives and are a less dilutive alternative than options. The adjusted mix has reduced our run rate, which measures equity awards granted in the year as a percentage of outstanding shares. In 2006, our run rate was 0.63%, as compared to 0.73% in 2005 and 1.54% in 2004.

In the discussion that follows, references to our "staff employees" are to Company employees, including home office, divisional office and regional office employees. The term "officers" refers to a group of about 200 senior employees at the level of vice president and above. The term "senior management" refers to officers at the senior vice president level and above, or about 50 employees. The term "executives" means the 11 most senior executives of the Company. Finally, the term "named executive officers" refers to the six officers of the Company about whose compensation we provide detailed tabular and narrative information pursuant to SEC requirements. The named executive officers include James A. Skinner, our Chief Executive Officer or CEO; Matthew H. Paull, our Chief Financial Officer or CFO; and the three other most highly compensated executives of the Company at the end of 2006, who were Ralph Alvarez, Denis Hennequin and Timothy J. Fenton. Mr. Alvarez is President and Chief Operating Officer, or President/COO, of the Company. Mr. Hennequin is President of McDonald's Europe and is based in Europe. Mr. Fenton is President of Asia, Pacific, Middle East and Africa, or APMEA, and is based in Hong Kong. Our named executive officers also include Michael J. Roberts, who ceased to be President/COO in August 2006 and was succeeded in those positions by Mr. Alvarez.

We describe the key elements of our executive compensation program below, including an analysis of compensation earned by or paid to our named executive officers in 2006. This discussion should be read in conjunction with the other information about compensation earned by the named executive officers presented in this Proxy Statement.

Measuring performance

The main metrics we use to measure Company performance for determining payouts for our executives include our stock price; earnings per share or EPS; return on total assets; and Brand McDonald's operating income, which is our operating income from all Company-operated and franchised restaurants excluding those not operated under McDonald's brand name. With the exception of stock price and return on total assets, these metrics are expressed in constant currency to exclude the period-to-period effects of currency translation. Management reviews and analyzes business results in constant currencies and bases compensation decisions on these results because we believe results expressed in constant currency better reflect underlying business trends.

In evaluating the individual performance of our named executive officers when determining annual base salary, annual cash incentives and annual grants of equity-based compensation, we consider a number of qualitative factors which emphasize sustained levels of strong performance. The primary factor is results achieved (including in years prior to the year of the salary review). We also measure individual performance from various perspectives that include setting and achieving goals that are in line with McDonald's strategic focus. For example, our CEO's performance in 2006 was evaluated taking into account his three performance priorities: sustainable profitable growth; progress in our "balanced active lifestyles" initiatives; and talent management.

Compensation components and mix

■ *Overview*

The total compensation package for our named executive officers consists of: (i) annual base salary; (ii) annual cash incentive compensation; (iii) long-term incentive compensation in the form of a mix of cash and equity-based awards; (iv) opportunities for tax-efficient retirement savings and Company contributions under our retirement plans; (v) perquisites; (vi) welfare benefits; and (vii) in the case of named executive officers based overseas, certain Company-paid housing and other expenses in connection with their overseas assignments. We strive to provide compensation opportunities that are competitive with comparable positions at other companies with which we compete for executive talent. As appropriate to further this objective, we review market compensation data and benchmark our executive compensation program against a group of comparator companies, which we refer to as our comparator group. We review our comparator group annually to ensure that it includes an appropriate mix of branded consumer products companies, as well as key McDonald's competitors and other global companies in the retail industry.

For compensation decisions affecting 2006 compensation, those companies were 3M Company, Altria Group, Inc., Best Buy Co., Inc., Burger King Holdings, Inc. (formerly Burger King), The Coca-Cola Company, The GAP, Inc., General Electric Company, General Mills, Inc., The Gillette Company, Johnson & Johnson, Kellogg Company, Nestlé (International), PepsiCo, Inc., The Procter & Gamble Company, Sara Lee Corporation, Sears Roebuck and Co., Starbucks Corporation, Target Corporation, The Home Depot, Inc., The Walt Disney Company, Unilever (United States), Walgreen Co., Wal-Mart Stores, Inc., Wendy's International, Inc. and Yum! Brands, Inc. Since this group was established, both Gillette and Sears were acquired by other companies. Decisions affecting 2006 compensation program guidelines were generally made in late 2005 before these acquisitions occurred. Where comparator group practices were relevant to decisions made thereafter, the decisions were based on a modified comparator group that reflected these acquisitions.

As a general policy, we target total direct compensation (that is, base salary, annual and long-term cash incentives and equity-based compensation) for our executives in the 55th to 60th percentile among companies in our comparator group. In setting compensation for each named executive officer, our executive vice president of human resources and the Compensation Committee also review the compensation of other members of senior management, focusing on the executives and in particular on the other named executive officers. These and other factors, such as the relative seniority of the named executive officer when promoted or hired into the Company's executive ranks, as well as succession and retention considerations, affect whether total pay for each of our executives falls within the benchmark range. As a result of the Company's superior performance during the periods taken into account in determining our named executive officers' 2006 compensation, total direct compensation for the named executive officers in 2006 was significantly above target levels.

In considering the implementation of McDonald's compensation objectives, the Compensation Committee annually reviews tally sheets summarizing our executives' total compensation, including direct compensation; cumulative benefits and savings under retirement plans and equity compensation programs; and perquisites and potential payments on termination of employment, whether on a change in control of McDonald's or otherwise.

The CEO's compensation is determined by the Compensation Committee in consultation with non-management members of the Board. Management provides relevant survey and other data to the Committee that it may consider for these purposes. For both the CEO and the President/COO, the executive vice president of human resources makes recommendations about cash incentive targets established in connection with our annual cash incentive plan, the McDonald's Target Incentive Plan or TIP, and under our long-term cash incentive plan, the McDonald's Cash Performance Unit Plan or CPUP. Otherwise, management generally does not make recommendations to the Compensation Committee regarding compensation elements with respect to the CEO. For the President/COO, the CEO is the only member of management who makes recommendations for consideration by the Committee in setting other compensation components, including annual base salary and equity incentive compensation.

For executives other than the CEO, total compensation packages are developed and recommended by the CEO or the President/COO, in consultation with our executive vice president of human resources and based on guidance received from the Chairperson of the Compensation Committee. The Compensation Committee determines whether to approve these recommendations, subject to any further modifications that it may deem appropriate.

As part of the process of determining executive compensation, where appropriate our executive vice president of human resources makes recommendations about the design and amount of compensation based on his review of relevant market data, business and individual achievement relative to performance targets, relative levels of compensation within the Company with a focus on the executives and in particular the named executive officers, succession considerations and other relevant factors.

Frederic W. Cook & Co., Inc. is the Compensation Committee's independent compensation consultant. In 2006, the Cook firm advised on specific matters, including the incentives awarded to Mr. Alvarez on his promotion as described below, as well as base salary increases and the equity grants for Messrs. Skinner, Roberts and Paull. During 2006, the Cook firm also provided executive compensation advice for the Compensation Committee as well as advice for the Governance Committee on the compensation of our directors (including our Chairman) and other matters. The Cook firm was not engaged by management to provide any services. In developing its recommendations for the Compensation Committee, management uses data provided by other major consultants, including Hewitt Associates LLC, which also provides significant benefit plan administration services to McDonald's. From time to time, data provided by these other consultants is provided to the Compensation Committee.

■ *Fixed and variable compensation*

Our executive compensation program is structured so that, in general, no less than 70% of a named executive officer's total direct compensation is variable compensation and "at risk" for non-payment if McDonald's or the executive fails to meet performance targets. The proportion of an executive's direct compensation that is at risk increases with his or her level of responsibility. While reflecting our focus on rewarding performance, we believe that this mix provides for current income at levels sufficient in a competitive market to attract and retain executives with the experience and skills required to manage a business with the scope and complexity of McDonald's operations. In 2006, variable compensation for the named executive officers overall, including TIP, CPUP and equity-based compensation, was significantly above target, reflecting the Company's superior performance during the relevant performance period. Because our executives earned accumulated payouts for the three-year cycle under the CPUP in 2006, the proportion of performance-based compensation in 2006 was higher than it generally is in years in which no CPUP awards vest.

In February 2007, the Compensation Committee approved new long-term cash incentive plan targets for the 2007-2009 cycle. The named executive officers will not be entitled to any payout under the new CPUP until the end of the performance cycle on December 31, 2009, and there will be no CPUP payouts prior to vesting of the 2007–2009 awards because the three-year CPUP performance cycles do not overlap.

Elements of compensation

■ *Annual base salary*

Base salary levels are set with a view to retaining and rewarding named executive officers based on their level of responsibility and individual contribution to McDonald's success. We generally establish salaries in our markets worldwide on an annual basis taking into account individual performance and competitive considerations, including local market conditions. We may adjust salary when an executive is promoted or assumes additional responsibilities or based on considerations of internal pay equity. As in the case of annual salary reviews, all of these interim decisions take into account individual performance and competitive considerations.

Although we review salary annually, we do not automatically increase base salary each year. When considering the appropriateness of salary increases, we consider many factors, including: (i) market and survey data provided primarily by Hewitt, but also by other consultants such as Mercer Human Resource Consulting and WorldatWork; (ii) internal pay equity considerations; and (iii) the effect of salary increases on the Company's selling, general & administrative expenses.

In general, we target annual base salaries for executives at the 50th percentile among the companies in our comparator group. Annual base salary increases in 2006 over the previous year's levels for the named executive officers were as follows: 9.1% for Mr. Skinner; 6.2% for Mr. Paull, 5.3% for Mr. Alvarez, 4.5% for Mr. Hennequin, 12.5% for Mr. Fenton and 8.3% for Mr. Roberts. Salary increases for Messrs. Skinner and Paull reflected in part the fact that salary levels for those executives were significantly below the 50th percentile of the comparator group. On his promotion, Mr. Alvarez received an additional increase in base salary of 50%, reflecting his enhanced responsibilities as President/COO. Mr. Fenton's annual salary increase in 2006 reflected in part his assumption of oversight responsibility for McDonald's Japan. On September 29, 2006, Mr. Fenton was also awarded an additional increase in base salary of 11%. Further information about compensation awarded to Messrs. Alvarez and Fenton in connection with Mr. Alvarez's promotion and the reclassification of Mr. Fenton's position appears under Mid-year compensation adjustments on page 21 of this Proxy Statement.

■ *Annual cash incentive compensation*

Staff employees, including the named executive officers, are generally eligible for awards under the TIP. The TIP establishes a framework for annual cash incentives to promote a consistent worldwide approach to compensation that supports our business objectives and ties incentives to Plan to Win initiatives and participant performance. The primary Company financial measure determining TIP awards is Brand McDonald's operating income, determined on a consolidated or geographic business unit basis (or both) depending on the employee's responsibilities. This metric directly promotes our objective of sustained profitable growth.

At the start of the year, an annual individual target award, expressed as a percentage of base salary, is established for each TIP participant. Target awards for our executives are set at the 60th to 65th percentile of comparable positions at companies in our comparator group. The Compensation Committee approves individual TIP targets and the parameters for determining final awards by the end of January each year. The target awards for an individual participant may be revised during the year as a result of a promotion or other change of the individual's position. The applicable performance measures may also reflect a participant's move between geographic business units, or to or from the Corporate level.

Final payouts are determined by a combination of a team factor and an individual performance factor. The team factor is primarily based on growth in Brand McDonald's operating income and can be adjusted upwards or downwards based on "modifiers" reflecting other measures of Corporate and/or geographic business unit performance. The final TIP award is determined as shown to the right.

The TIP formula is generally designed so that there will be no payouts if there is no growth in Brand McDonald's operating income. The Compensation Committee is authorized to exercise discretion in special circumstances to make TIP awards when there is no growth in Brand McDonald's operating income, but generally has not done so for named executive officers.

The TIP formula is also designed so that payouts increase in proportion to increases in Brand McDonald's operating income. The final determination of payouts is also based on the modifiers and the individual performance factor. In 2006, the maximum final TIP payout was 250% of the target award. TIP payouts could only be awarded at this maximum level if the Company achieved specified levels of growth in operating income. For Corporate operating income, that level was approximately 5 percentage points above the target level. For the business units, the maximum level of operating income growth was between approximately 5 and approximately 9 percentage points above the target level, depending on the unit.

In determining Brand McDonald's operating income for TIP purposes, certain income and/or expense items that are not indicative of ongoing results may be excluded in the discretion of the Compensation Committee. Such items may include, generally: strategic items (charges or credits related to the high-level strategic direction of the Company, such as restructurings, acquisitions and divestitures); regulatory items (charges or credits due to changes in tax or accounting rules); and external items (charges or credits due to external events such as natural disasters). Significant exclusions in 2006 included operating expenses related to (i) impairment charges; and (ii) costs to buy out certain litigating franchisees in Brazil. The substantial financial benefits the Company achieved in divesting Chipotle Mexican Grill, Inc. were not considered in measuring performance for the TIP as those benefits were not reflected in Brand McDonald's operating income.


TIP calculation flow chart
Team factor determined based on growth in Brand McDonald's operating income
Team factor adjusted up or down based on modifiers (Corporate, geographic business unit or a blend depending on responsibilities)
TIP target amount ($)
TIP target multiplied by team factor
Adjusted target award
Adjusted target award multiplied by individual performance factor (%)
Final TIP payout ($)

The target TIP awards, the team factors and the final payouts as a percentage of target awards for the named executive officers in 2006 are summarized in the table below. The final TIP payouts for 2006 are included in the Summary Compensation Table on page 22 of this Proxy Statement.

Named executive officer	Target TIP award (% of base salary)	Team factor Corporate/geographic business unit(s)/blend	%	Final TIP payout (% of target award)
James A. Skinner	120	Corporate	185	243
Matthew H. Paull	75	Corporate	185	223
Ralph Alvarez	84 *(1)*	For period before promotion: Corporate (weighted 25%) and business unit (U.S. and Canada) (weighted 75%); For period beginning upon promotion: Corporate only	168	198
Denis Hennequin	75	Corporate (weighted 25%); Europe (weighted 75%)	190	228
Timothy J. Fenton	71 *(2)*	Corporate (weighted 25%); APMEA (weighted 75%)	186	215
Michael J. Roberts	100	Corporate	185	185

(1)   Based on a combination of Mr. Alvarez's target award before his promotion and his target award as adjusted in connection with his promotion.

(2)   Based on a combination of Mr. Fenton's target award before the reclassification of his position and his target award as adjusted in connection with the reclassification of his position.

The Corporate-level and geographic business unit modifiers were applied in determining the final payouts for the named executive officers as shown in the following table:

	Modifiers	Potential weight of each modifier (range)	Potential overall adjustment of team factor by modifiers (range)	Actual impact of modifiers	
Corporate	• Control of growth in Corporate general and administrative expenses				
	• Corporate functional support of geographic business units in Plan to Win initiatives *(1)*	Up to +/-5%	Up to +/-15%	+11.0%	
	• People development				
Geographic business units	• Increases in comparable-restaurant guest counts			Europe	+16.5%
	• Customer service improvements	Up to +/-10%	Up to +/-25%	APMEA	+11.0%
				U.S.	+13.5%
	• Selected metrics relating to employee commitment/leadership marketing			Canada	+19.0%

(1)   The impact of the Corporate functional support measure varied depending on the Corporate functions for which the named executive officer was responsible; in some cases, a blended rate was used.

■ *Long-term incentive compensation*

The aggregate target value of long-term compensation for our executives is generally within the 55th to 60th percentile among the companies in our comparator group. In 2006, aggregate long-term incentive compensation for our named executive officers was significantly above the target levels set by the Compensation Committee for the relevant periods, primarily due to the Company's superior performance in 2004 - 2006, which was reflected in long-term cash incentive payouts.

For granting purposes, the Company values stock options and RSUs based on the approximate grant-date value of these awards. For senior management, including the named executive officers, long-term incentive compensation consists of three nearly equally weighted components, each of which is intended to tie compensation to different financial measures. The three components are described below.

> **Stock options.** Awards of stock options vest over time to promote retention and align the interests of executives with those of our shareholders by linking compensation to the performance of our stock. Stock options have an exercise price equal to the closing price of our common stock on the grant date and typically have a term of ten years and vest ratably over four years. The Company's policies and practices regarding stock option grants, including the timing of grants and the determination of exercise prices, are described on page 21 of this Proxy Statement.

> **Restricted stock units.** Awards of RSUs combine time-based vesting for retention purposes and, in the case of the Company's executives (including the named executive officers), performance-based vesting. RSUs granted in 2006 generally cliff vest after three years, and RSUs granted to the executives are also subject to a performance-based vesting condition linked to the level of compounded annual growth in diluted EPS achieved by the Company during the three-year vesting period. The performance-based RSUs do not vest unless the Company achieves a minimum target level of percentage growth in EPS over baseline EPS for a specified period preceding the grant, or base EPS. EPS was selected as an appropriate performance measure for our executives because they are in a position to control the strategic direction of the Company. RSUs generally vest only if the recipient continues to be actively employed by the Company at the end of the vesting period, except in certain circumstances as discussed on page 33 of this Proxy Statement.

The EPS target for performance-based RSUs granted in 2006 is 7% compounded annual growth over base EPS. If less than 2% compounded growth is achieved, none of these RSUs will vest. If EPS growth is at or above the 2% threshold but below the 7% target, a portion of the awards will vest in proportion to the level of EPS growth achieved. Certain extraordinary items and factors (whether positive or negative) may be excluded from the EPS measure where appropriate, at the discretion of the Compensation Committee; we refer to these as extraordinary items. The most significant of these extraordinary items excluded from base EPS for the RSUs granted to the named executive officers as regular annual awards in 2006 were: (i) a benefit due to a favorable audit settlement of the Company's 2000 - 2002 U.S. tax returns; and (ii) incremental tax expense related to the Company's decision to take advantage of the one-time opportunity provided under the Homeland Investment Act of 2003 to repatriate certain foreign earnings. Mr. Alvarez also received a special award of RSUs in connection with his promotion, which we refer to as promotional RSUs and which are further described on page 21 of this Proxy Statement. Because the promotional RSUs were granted on a later date than the other RSUs, base EPS was calculated over a different period and excluded different extraordinary items.

In 2003, we granted a special, one-time award of RSUs to a limited number of high-level employees, including the named executive officers. Vesting of these RSUs was service-based alone. These grants were intended to promote retention of the recipients in light of depressed trading prices for the Company's common stock, which had significantly reduced the value of previously-granted stock-based incentives. These RSUs vested in 2006.

> **Cash performance unit plan.** Members of senior management, including the named executive officers, are eligible for long-term cash incentive awards under the CPUP. The CPUP operates on non-overlapping three-year cycles with a cumulative payout at the end of the cycle, based on achievement of performance measures over the entire performance period.

Awards under the CPUP granted in 2004 for the performance period January 1, 2004 to December 31, 2006 were earned at the end of 2006 and were paid in March 2007. The performance measures for the 2004 - 2006 performance cycle were factors other than stock performance that are important to the Company's long-term success: consolidated three-year compounded annual Brand McDonald's operating income growth (weighted 75%) and average return on total assets or ROTA (weighted 25%). The final payout was adjusted by a multiplier based on the Company's cumulative total shareholder return versus the S&P 500 Index, or TSR. Final CPUP payouts were determined as shown below:

CPUP calculation flow chart


CPUP target amount ($)
Payout factor determined based on consolidated three-year compound annual Brand McDonald's operating income growth (weighted 75%) and average return on total assets (weighted 25%)
Payout factor adjusted by cumulative total shareholder return multiplier
Final CPUP payout ($)

We determined that the blend of performance metrics reflected in awards under the CPUP appropriately balances factors that reflect the Company's successful accomplishment of Plan to Win initiatives over the long term. Growth in Brand McDonald's operating income over the three-year period measures the Company's achievement of a sustained increase in profitability. The use of ROTA is intended to promote improved returns on the Company's capital spending and overall asset base through strategic decisions, such as reinvestment in existing restaurants and in new restaurant development and divestitures of under-performing assets, that are consistent with the Plan to Win. The use of the TSR multiplier ties the CPUP payouts to the return our shareholders receive from their investment in McDonald's stock.

The 2004 - 2006 CPUP formula was designed so that there would be no final payouts unless threshold targets were met for both the operating income and ROTA measures. Above this threshold, final awards would increase, up to the maximum award, in proportion to performance determined based on the two performance measures (subject to adjustment based on the TSR multiplier). The maximum award each named executive officer could earn was 230% of the target award. The threshold and maximum levels of performance on these measures for the 2004 - 2006 performance cycle are summarized in the table below:

Measure	*Threshold*	*Maximum*
Consolidated three-year compounded annual Brand McDonald's operating income growth	2.0%	10.0%
Three-year average return on total assets	12.5%	14.5%

The Company's TSR was in the 70th percentile of the S&P 500 Index during the 2004 - 2006 performance period. Accordingly, the impact of the total shareholder return multiplier was 7.5%.

Final CPUP payouts were 215% of the target awards, pro-rated in the case of Mr. Roberts to reflect a shortened performance period ended on October 31, 2006, the last day of Mr. Roberts' retention period under the Company's executive retention plan or ERP, which is described on page 29 of this Proxy Statement. The final payouts are included in the Summary Compensation Table on page 22 of this Proxy Statement.

The Committee approved new CPUP awards in February 2007 for the performance period January 1, 2007 to December 31, 2009 based on substantially the same performance metrics as the 2004 - 2006 CPUP, but with new threshold, target and maximum levels with respect to each metric. The spread between threshold and maximum performance levels for the 2007 - 2009 performance period is 8 percentage points for consolidated three-year compounded annual Brand McDonald's operating income growth and 3 percentage points for return on total assets. Participants will not receive any payout under the new CPUP until after the end of the performance period on December 31, 2009.

■ *Retirement and potential post-employment compensation*

> **Retirement plans.** Except as required by law outside the United States, McDonald's does not maintain any defined benefit pension plans for our executives.

All the named executive officers except Mr. Hennequin participate in our Profit Sharing and Savings Plan, a broad-based, tax-qualified defined contribution plan and our Excess Benefit and Deferred Bonus Plan, an unfunded, non-qualified plan. The Profit Sharing Plan includes a 401(k) feature that provides eligible employees with the opportunity to make pre-tax contributions up to the limits imposed under the Internal Revenue Code and receive Company matching contributions. In addition to the Profit Sharing Plan, the Company maintains the Excess Benefit and Deferred Bonus Plan for certain management and highly compensated employees. Under the Excess Benefit Plan, participants have the opportunity to (i) make tax deferred contributions from salary, TIP and CPUP; and (ii) receive Company contributions that cannot be made under the Profit Sharing Plan because of limitations applicable to tax-qualified plans. Additional terms of the Excess Benefit and Deferred Bonus Plan are described under Nonqualified Deferred Compensation on page 28 of this Proxy Statement.

> **Executive retention plan.** In 1998, the Company adopted its Executive Retention Plan, or ERP, to provide for retention, transition and severance arrangements for specified members of senior management and non-competition protection for McDonald's on the departure of those employees. The ERP is described in further detail on page 29 of this Proxy Statement. The only named executive officers who participate in the ERP are Messrs. Skinner, Paull and Roberts. Messrs. Skinner and Paull are currently in the "retention period" under the ERP, and Mr. Roberts became a "transition officer" on November 1, 2006. Mr. Roberts' transition agreement under the ERP is identical to the standard form of transition agreement provided in the ERP, except that (i) Mr. Roberts received a bonus under the TIP for 2006 based on the attainment of the actual performance goals (rather than based on target); and (ii) certain payments to Mr. Roberts have been delayed to comply with Internal Revenue Service regulations. The Compensation Committee has determined not to extend the benefits of the ERP to any officers other than those who already participate.

■ *Savings arrangements and retirement benefits in France*

Mr. Hennequin is not eligible to participate in the Profit Sharing Plan or the Excess Benefit and Deferred Bonus Plan because he is not employed in the United States. Mr. Hennequin participates in the Plan Epargne Enterprise, a savings arrangement that is tax-efficient under French law and is offered generally to the Company's employees in France. Under this arrangement, Mr. Hennequin has the opportunity to invest in an interest in a trust that holds Company shares. Mr. Hennequin's ability to withdraw his interest in the trust is by its terms subject to significant limitations for five years following his investment, other than in connection with the termination of his employment with the Company. Mr. Hennequin is also eligible for limited retirement benefits under the applicable collective bargaining agreement in France as described on page 32 of this Proxy Statement.

> **Change-in-control employment agreements.** The Company has entered into change-of-control employment agreements with some of its officers, including all of the named executive officers other than Mr. Hennequin. These agreements are intended to avoid a situation in which the career and financial incentives of our officers may be contrary to the interests of our shareholders, which could arise in the event of a threatened takeover of McDonald's. These agreements and the potential benefits to the named executive officers are described below under Potential payments upon termination of employment or change in control and were the subject of a special review conducted in 2005 by the Compensation Committee in consultation with the Cook firm.

> **Severance benefits and policy.** Messrs. Alvarez and Fenton may be entitled to receive severance payments and other benefits under the McDonald's Corporation Severance Plan, a broad-based plan that provides severance benefits to U.S. employees based on their level of seniority. The Severance Plan is described on page 31 of this Proxy Statement. Benefits under the Severance Plan are not available to Messrs. Skinner and Paull because they are ERP participants. Mr. Hennequin is not eligible for benefits under the Severance Plan because he is not a U.S. employee, but he is eligible for limited severance benefits under the applicable collective bargaining agreement as described on page 32 of this Proxy Statement.

In November 2006, the Committee adopted a policy under which the Company will seek shareholder approval for future severance payments to a named executive officer if such payments would exceed 2.99 times the sum of (a) the named executive officer's annual base salary as in effect immediately prior to termination of employment; and (b) the highest annual bonus awarded to the named executive officer by the Company in any of the Company's three full fiscal years immediately preceding the fiscal year in which termination of employment occurs. Certain types of payments are excluded from this policy, such as amounts payable under arrangements that apply to classes of employees other than the named executive officers or that predate the implementation of the policy, as well as any payment that the Compensation Committee determines is a reasonable settlement of a claim that could be made by the named executive officer.

■ *Other compensation*

McDonald's provides the following perquisites and personal benefits to named executive officers: Company-provided cars, financial planning, annual physical examinations and, in the case of the CEO only, personal use of the Company's aircraft. While the CEO is the only named executive officer who is permitted to use the Company's aircraft for personal travel, on certain occasions, at the discretion of the CEO, executives may be accompanied by their spouses when traveling to business events on the Company's aircraft. Named executive officers must reimburse McDonald's for a portion of the expense associated with Company-owned cars according to pre-established payment schedules, and the CEO is similarly required to reimburse to the Company the maximum reimbursement amount permitted under Federal Aviation Authority regulations applicable to the Company's operation of its aircraft. The Compensation Committee considers perquisites as reported in the tally sheets it reviews annually.

Other benefits reflected in the Summary Compensation Table include, in the case of named executive officers based overseas, certain housing and other expenses that are paid by the Company and that can be a significant component of an executive's total compensation package.

■ *Mid-year compensation adjustments in 2006*

In August 2006, Mr. Alvarez was promoted to President/COO from his previous position as President of McDonald's North America. On his promotion, Mr. Alvarez received a promotional equity grant consisting of 50% stock options and 50% performance-based RSUs. Mr. Alvarez also received an additional special grant of RSUs that vest, subject to performance-based conditions, at the end of five years. This special RSU grant, and particularly its extended vesting period, reflects the Company's strong desire to retain Mr. Alvarez for the long term in a very competitive market for highly qualified executives. The EPS performance target for all of the RSUs granted in connection with Mr. Alvarez's promotion is compounded annual growth of 7% per year for the performance period over base EPS, which for the promotional RSUs is EPS for the 12-month period ended June 2006. Mr. Alvarez's promotional equity grant was determined by the Compensation Committee with the advice of the Cook firm.

In September 2006, the position of President of APMEA, held by Mr. Fenton, was reevaluated and reclassified to the same level as the positions of the Presidents of the U.S. and Europe segments to reflect the increasing importance of our APMEA markets in our global business strategy. In connection with the reclassification of his position, Mr. Fenton's annual base salary and target TIP and long-term incentive awards were increased to a level commensurate with the significance of his role and the compensation paid to other executives of his rank.

Policy with respect to deductibility of compensation

Section 162(m) of the Internal Revenue Code of 1986 generally limits to $1 million the tax deductibility of annual compensation paid to certain officers. Performance-based compensation may, however, be excluded from the limit so long as it meets certain requirements. While the Compensation Committee retains the flexibility to compensate named executive officer performance that it believes has increased shareholder value, the Committee remains focused on using compensation vehicles that allow the Company to deduct compensation expense. The Committee believes that awards under the TIP and CPUP, as well as stock options and performance-based RSUs granted in 2006 to the named executive officers satisfy the requirements for exemption under Section 162 (m). Therefore, we do not expect that the deduction of any compensation granted in 2006 will be disallowed as a result of the application of Section 162(m).

Policy regarding security ownership of management

We believe that management will more effectively pursue the long-term interests of shareholders if they are shareholders themselves. Therefore, the Company has adopted the minimum share ownership requirements that are described on page 12 of this Proxy Statement.

Policies and practices regarding equity awards

In September 2006, the Company adopted a formal policy with respect to grants of equity compensation awards to our employees and directors, which generally reflects our pre-existing practices. Under the policy, awards may be granted to Company employees and directors only at times when the Company does not have any material nonpublic information. Consistent with the terms of the Company's Amended and Restated 2001 Omnibus Stock Ownership Plan, or the Amended 2001 Plan, and our existing practices, stock options may be granted only with an exercise price at or above the closing market price of the Company's common stock on the date of grant.

Our broad-based equity grants are generally made at a scheduled meeting of the Committee occurring at approximately the same time each year following the Company's release of financial information and otherwise at a time when we are not in possession of material nonpublic information. In 2006, annual grants were generally made at the Committee's scheduled meeting in February. Our new policy requires that we continue to follow this approach.

In 2006, the annual equity grant to our CEO was made at the regularly scheduled Compensation Committee meeting in March concurrently with the CEO's performance review and the establishment of his annual goals and objectives by the chairs of the Governance and Compensation Committees. The 2006 grant to the CEO was made when the Company was not in possession of any material nonpublic information. We intend to grant future equity awards to the CEO at the same meeting in which the Committee approves any broad-based equity grant.

The Compensation Committee may choose to make grants of equity awards outside the annual broad-based grant, including in the case of newly hired employees and in connection with promotions. An Interim Grant Committee of the Board has been delegated authority to make such grants between regularly scheduled meetings of the Compensation Committee, but only to employees who rank below the level of senior vice president. The current members of the Interim Grant Committee are Directors McKenna and Skinner.

Summary compensation table

The following table summarizes the total compensation earned by or paid to our named executive officers in 2006:

Name and principal position (a)	Year (b)	Salary ($)(1) (c)	Stock awards ($)(2) (e)	Option awards ($)(3) (f)	Non-equity incentive plan compensation ($)(4) (g)		All other compensation ($)(5) (i)	Total ($) (j)
James A. Skinner Vice Chairman and Chief Executive Officer	2006	$ 1,177,692	$ 918,376	$ 1,402,129	Annual: Long-term: Total:	$ 3,500,000 5,333,195 8,833,195	$ 378,100	$12,709,492
Matthew H. Paull Corporate Senior Executive Vice President and Chief Financial Officer	2006	683,333	534,851	510,864	Annual: Long-term: Total:	1,155,000 1,759,416 2,914,416	173,008	4,816,472
Ralph Alvarez President and Chief Operating Officer	2006	703,077	959,565	546,585	Annual: Long-term: Total:	1,500,000 2,169,111 3,669,111	168,563	6,046,901
Denis Hennequin President, McDonald's Europe (6)	2006	534,427	153,974	297,902	Annual: Long-term: Total:	919,754 1,610,176 2,529,930	298,914	3,815,147
Timothy J. Fenton President, McDonald's Asia, Pacific, Middle East and Africa (7)	2006	462,500	182,554	296,668	Annual: Long-term: Total:	765,000 997,063 1,762,063	865,151	3,568,936
Michael J. Roberts Former President and Chief Operating Officer (8)	2006	962,500	911,636	1,112,711	Annual: Long-term: Total:	1,802,775 3,440,663 5,243,438	273,606	8,503,891

(1) The base salary earned in 2006 by the named executive officers reflects both regular increases in their annual base salaries and, in the case of Messrs. Alvarez and Fenton, additional raises in connection with Mr. Alvarez's promotion and the reclassification of Mr. Fenton's position. The annualized rates of base salary in effect as of December 31, 2006 for the named executive officers who were serving as such at the end of the year were as follows:

James A. Skinner	$1,200,000
Matthew H. Paull	690,000
Ralph Alvarez	900,000
Denis Hennequin	538,292
Timothy J. Fenton	500,000

(2) Represents the expense to the Company in 2006, as computed in accordance with FAS 123(R) and reported in our financial statements, of RSUs granted to the named executive officers under the Amended 2001 Plan. Generally, RSUs vest on the third anniversary of the grant date and are subject to performance-based vesting conditions linked to the Company's achievement of target levels of diluted earnings per share growth. Information with respect to the RSUs granted to the named executive officers in 2006 is disclosed in the Grants of Plan-Based Awards Table on page 24 of this Proxy Statement and the accompanying notes. Information with respect to RSUs reflected in this column that were granted in years before 2006 is disclosed in the Outstanding Equity Awards at 2006 Fiscal Year-End table beginning on page 26 of this Proxy Statement and the accompanying notes.

(3) Represents the expense to the Company in 2006, as computed in accordance with FAS 123(R) and reported in our financial statements, of stock options granted to the named executive officers under the Amended 2001 Plan. Options have an exercise price equal to the closing price of the Company's common stock on the date of grant, generally vest in equal annual installments over a four-year period, and are subject to the provisions of the Amended 2001 Plan. Information with respect to the options granted to the named executive officers in 2006 is disclosed in the Grants of Plan-Based Awards Table on page 24 of this Proxy Statement and the accompanying notes. Information with respect to options reflected in this column that were granted in years before 2006 is disclosed in the Outstanding Equity Awards at 2006 Fiscal Year-End table beginning on page 26 of this Proxy Statement and the accompanying notes.

(4) Non-equity incentive plan compensation consists of annual and long-term components. The annual component reflects the amount earned by each named executive officer under the 2006 TIP. The long-term component reflects awards under the CPUP for the three-year performance period that began on January 1, 2004 and ended on December 31, 2006. As described in note 8 below, Mr. Roberts' CPUP award is based on a shortened performance period that ended on October 31, 2006.

For additional information about equity and non-equity incentive awards and payments to the named executive officers, including the performance targets on the basis of which these awards were earned, please see the Compensation Discussion and Analysis beginning on page 14 and the Grants of Plan-Based Awards table on page 24 of this Proxy Statement.

(5) "All Other Compensation" includes the Company's contributions to the McDonald's Profit Sharing and Savings Plan and the McDonald's Excess Benefit and Deferred Bonus Plan on behalf of the named executive officers (other than Mr. Hennequin), in the following amounts:

James A. Skinner	$349,546
Matthew H. Paull	158,766
Ralph Alvarez	149,338
Timothy J. Fenton	86,984
Michael J. Roberts	236,500

The Company's contributions to the Excess Benefit and Deferred Bonus Plan are also reflected in the Nonqualified Deferred Compensation Table on page 28 of this Proxy Statement.

For Mr. Hennequin, "All Other Compensation" includes the Company's contributions of $2,873 to his Plan Epargne Enterprise account.

"All Other Compensation" also includes perquisites and personal benefits provided by the Company to its executives, including personal use of Company-owned cars (in Mr. Hennequin's case, in the amount of $30,665); financial counseling and annual physical examinations. Personal use of corporate aircraft is available to the CEO only; the CEO reimburses the Company in part for his personal use of the Company's aircraft, subject to the maximum reimbursement amount permitted under Federal Aviation Authority regulations applicable to the Company's operation of its aircraft. On certain occasions, at the discretion of the CEO, named executive officers may be accompanied by their spouses when traveling to business events on the Company's aircraft.

For Messrs. Alvarez, Fenton, Hennequin and Roberts, this amount also includes the cost to the Company of the travel expenses of the named executive officers' respective spouses to accompany them on business trips. In addition, the amount for Messrs. Alvarez and Fenton includes a Company-provided holiday gift.

In the case of the Company's named executive officers based overseas, Messrs. Hennequin and Fenton, this amount also includes relocation and/or other benefits in connection with their international assignments, as follows:

> For Mr. Hennequin: $224,450 paid by the Company for a residence in London; Company-paid expenses incurred in traveling to and from his home in Paris and the Company's European office in London; certain local taxes and banking fees reimbursed by the Company; gas and parking expenses; and utilities and security, gardening and cleaning services for Mr. Hennequin's residence in London. These amounts were converted from Euro as described in note 6 below.

> For Mr. Fenton: $153,916 Company-paid expenses in connection with the sale of his home in the United States and his relocation; tax gross-ups of $29,671 in respect of certain of those Company-paid relocation expenses; $334,905 paid by the Company for Mr. Fenton's residence and utilities in Hong Kong; $97,384 in travel expenses for home leave trips for Mr. Fenton and his family; $85,825 to purchase and rent furnishings, and for design services for Mr. Fenton's residence in Hong Kong; travel and other expenses in connection with Mr. Fenton's housing search; Company-paid commuting costs within Hong Kong; and additional Company-paid relocation, travel, and home leave expenses. Some of these benefits were provided under McDonald's global relocation program for long-term assignments. Amounts paid in Hong Kong dollars were converted into U.S. dollars as described in note 7 below.

The incremental cost of perquisites is based on actual charges to the Company, except as follows: (i) personal use of Company-owned cars includes a pro rata portion of the purchase price, fuel and maintenance, based on personal use; and (ii) with respect to Mr. Skinner, personal use of corporate aircraft includes fuel costs, on-board catering, landing/handling fees and flight attendants, and excludes fixed costs which do not change based upon usage, such as pilot salaries and the cost of capital invested in corporate aircraft.

(6) Reflects amounts paid to Mr. Hennequin in Euros, which were converted into U.S. dollars at a rate of EUR .80 to U.S. $1. This is the average of the daily conversion rates for each business day of fiscal 2006, as quoted by Oanda.com.

(7) Certain amounts included in "All Other Compensation" for Mr. Fenton were paid in Hong Kong Dollars and converted into U.S. dollars at a rate of HKD 7.77 to U.S. $1. This is the average of the daily conversion rates for each business day of fiscal 2006, as quoted by Oanda.com.

(8) As of November 1, 2006, Mr. Roberts became a "transition officer" under the ERP, the terms of which are described below.

The following amounts earned in 2006 pursuant to the ERP are included in the Salary, Non-Equity Incentive Plan Compensation and All Other Compensation columns, respectively, for Mr. Roberts: (i) $162,500 in base salary; (ii) a bonus under the TIP (based on actual attainment of performance goals for 2006, rather than a target bonus, in accordance with Mr. Roberts' transition agreement) of $1,802,775; (iii) a prorated bonus under the CPUP of $3,440,663 based on a shortened performance period ended on October 31, 2006, the last day of Mr. Roberts' retention period under the ERP; and (iv) a cash payment of $17,875 in lieu of a matching contribution for November and December of 2006 under the Company's Excess Benefit Plan. Mr. Roberts' receipt of these amounts has been deferred to May 1, 2007 in compliance with Section 409A of the Internal Revenue Code. Mr. Roberts has not been required to provide substantial services to McDonald's since October 31, 2006.

Grants of plan-based awards

Name (a)	Plan name	Grant date (b)	Estimated future payouts under non-equity incentive plan awards		Estimated future payouts under equity incentive plan awards (3)			All other option awards: number of securities underlying options (#)(4)(j)	Exercise or base price of option awards ($/sh)(k)	Grant date fair value of stock and option awards ($)(5)(l)
			Target ($)(d)	Maximum ($)(e)	Threshold (#)(f)	Target (#)(g)	Maximum (#)(h)			
James A. Skinner	TIP(1)		$ 1,440,000	$ 3,600,000						
	Amd 2001 Plan(2)	3/23/06			12,667	50,666	50,666(6)			$1,631,952
		3/23/06						151,910	$ 34.54(7)	1,402,253
Matthew H. Paull	TIP		517,500	1,293,750						
	Amd 2001 Plan				3,437	13,748	13,748			467,982
		2/14/06						41,221	36.37	400,663
Ralph Alvarez(8)	TIP		755,753	1,889,383						
	Amd 2001 Plan	9/18/06			8,352	33,405(9)	33,405			1,172,181
		9/18/06			33,405	133,619(10)	133,619			4,688,691
		2/14/06			3,437	13,748	13,748			467,982
		2/14/06			3,437	13,748	13,748			467,982
		9/18/06						100,161	37.42	1,001,660
		2/14/06						41,221	36.37	400,663
Denis Hennequin	TIP		403,719	1,009,297						
	Amd 2001 Plan	2/14/06			2,063	8,249	8,249			280,796
		2/14/06						24,733	36.37	240,402
Timothy J. Fenton	TIP		356,301	890,753						
	Amd 2001 Plan	2/14/06			2,063	8,249	8,249			280,796
		2/14/06						24,733	36.37	240,402
Michael J. Roberts	TIP		975,000	2,437,500						
	Amd 2001 Plan	2/14/06			8,593	34,369	34,369			1,169,921
		2/14/06						103,051	36.37	1,001,644

(1) "TIP" denotes the Target Incentive Plan. The general terms of the TIP and the performance goals for 2006 awards are described on page 16 of this Proxy Statement. The threshold, target and maximum awards for Messrs. Alvarez and Fenton reflect increases during the year in their target awards in connection with Mr. Alvarez's promotion and the reclassification of Mr. Fenton's position; amounts shown were based in part on pre-promotion target percentages and in part on new target percentages, with each component weighted in proportion to the portions of the year during which each executive officer served in his former and new positions, applied in each case to the named executive officer's annualized base salary as in effect on December 31, 2006.

(2) "Amd 2001 Plan" denotes the Amended 2001 Plan.

(3) Reflects grants of RSUs in 2006 subject to performance-based vesting conditions under the Amended 2001 Plan. Generally, RSUs vest on February 14, 2009, except for (i) Mr. Skinner's RSUs, which vest on March 23, 2009; and (ii) certain promotional grants to Mr. Alvarez, described below, 33,405 of which vest on September 18, 2009 and 133,619 of which vest on September 18, 2011. In addition, vesting of RSUs is based on the Company's achievement of specified diluted EPS growth during the performance period ending on December 31, 2008. The performance target for all the RSU awards granted to the named executive officers in 2006 is compounded annual diluted EPS growth of 7%, determined by comparing EPS as measured at the end of the relevant performance period to base EPS. Both base EPS and EPS for the performance period are adjusted to exclude certain extraordinary items. If the target of 7% growth is achieved, the RSUs will vest in full; if less than 2% growth is achieved, none of the RSUs will vest; and if EPS growth at or above the 2% threshold but below the 7% target is achieved, RSUs will partially vest. For the RSU awards other than the promotional grants to Mr. Alvarez described in note 8 below, base EPS was based on EPS for fiscal 2005 and modified to exclude certain extraordinary items as described on page 18 of this Proxy Statement.

(4) Reflects grants of stock options in 2006 under the Amended 2001 Plan. Options have an exercise price equal to the closing price of the Company's common stock on the date of grant. Mr. Skinner's option award vests in four equal annual installments beginning on March 23, 2007. Option awards for Mr. Alvarez include, in addition to his 2006 annual option grant, a special award in connection with his promotion, granted on September 18, 2006 under the Amended 2001 Plan, of 100,161 options that vest in equal installments on September 18 in each of 2007, 2008, 2009 and 2010. Mr. Alvarez's options received pursuant to the 2006 annual grant, and the option awards for all the other named executive officers, vest in equal installments on February 14 in each of 2007, 2008, 2009 and 2010.

(5) Represents the aggregate grant date fair value, computed in accordance with FAS 123(R), of RSUs and stock options granted to the named executive officers in 2006 under the Amended 2001 Plan. In the case of RSUs, the values in this column are based on the closing market price of the Company's common stock on the date of the award, less the present value of expected dividends over the vesting period. In the case of options, the values in this column are determined using a closed-form pricing model based on the following assumptions: expected volatility based on historical experience of 26.4%; an expected annual dividend yield of 1.99%; a risk-free rate of return of 4.55%; and expected option life based on historical experience of 6.22 years.

(6) Mr. Skinner's 2006 RSU award was granted on March 23, 2006 and vests on March 23, 2009 based on achievement of the performance criteria described in note 3. As described under Policies and practices regarding equity awards on page 21 of this Proxy Statement, the annual equity grant to Mr. Skinner was made at the regularly scheduled Compensation Committee meeting in March 2006, while the annual equity grant to other employees (including the other named executive officers) occurred in February 2006.

(7) Mr. Skinner's 2006 option award was granted on March 23, 2006, as described in note 6, and the exercise price for the award is equal to the closing price of the Company's common stock on that date.

(8) In connection with his promotion, Mr. Alvarez was granted a special award of (i) 100,161 stock options; and (ii) RSUs, consisting of 33,405 RSUs which vest on September 18, 2009 and 133,619 RSUs which vest on September 18, 2011. In addition, vesting of these RSUs is based on the Company's achievement of compounded annual diluted EPS growth during the performance period ending on December 31, 2008, as described in note 3. However, in the case of these RSUs, base EPS is based on the Company's EPS for the 12 months ended on June 30, 2006 (the last quarter for which the Company reported financial results prior to the grant date of the promotional RSUs), adjusted to exclude certain extraordinary items.

(9) Vests on September 18, 2009 based on achievement of the performance criteria described in notes 3 and 8.

(10) Vests on September 18, 2011 based on achievement of the performance criteria described in notes 3 and 8.

Outstanding equity awards at 2006 fiscal year-end

	Option awards				*Stock awards*			
Name (a)	*Number of securities underlying unexercised options (#) exercisable (b)(1)*	*Number of securities underlying unexercised options (#) unexercisable (c)(1)*	*Option exercise price ($) (e)*	*Option expiration date (f)*	*Number of shares or units of stock that have not vested (#) (g)(2)*	*Market value of shares or units of stock that have not vested ($) (h)(3)*	*Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#) (i)(4)*	*Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($) (j)(3)*
James A. Skinner	100,000	0	$40.4375	5/19/12				
	106,193	0	35.25	3/21/13				
	150,000	0	29.43	2/02/11				
	235,000	0	28.75	3/20/12				
	120,000	40,000	14.31	3/18/13				
	31,250	31,250	26.63	2/16/14				
	31,250	31,250	25.31	5/20/14				
	125,000	125,000	31.21	12/01/14				
	0	151,910	34.54	3/23/16				
							90,666	$ 4,019,224
Matthew H. Paull	27,000	0	40.4375	5/19/12				
	41,800	0	35.25	3/21/13				
	41,800	0	29.43	2/02/11				
	85,000	0	28.75	3/20/12				
	60,000	30,000	14.31	3/18/13				
	18,750	18,750	26.63	2/16/14				
	18,750	18,750	25.31	5/20/14				
	7,477	22,422	32.60	2/16/15				
	0	41,221	36.37	2/14/16				
							48,718	2,159,669
Ralph Alvarez	31,500	0	26.25	3/23/08				
	24,000	0	40.4375	5/19/12				
	25,300	0	35.25	3/21/13				
	21,500	0	29.43	2/02/11				
	85,000	0	28.75	3/20/12				
	0	18,000	14.31	3/18/13				
	18,000	18,000	26.63	2/16/14				
	18,000	18,000	25.31	5/20/14				
	9,202	27,597	32.60	2/16/15				
	0	41,221	36.37	2/14/16				
	0	100,161	37.42	9/18/16				
					20,000	$ 886,600	206,790	9,167,001
Denis Hennequin	45,000	0	25.4375	5/22/07				
	70,000	0	26.25	3/23/08				
	40,000	0	40.4375	5/19/12				
	38,500	0	35.25	3/21/13				
	38,000	0	29.43	2/02/11				
	48,500	0	29.29	5/03/12				
	30,600	10,200	18.73	5/30/13				
	6,120	2,040	23.93	9/24/13				
	10,000	10,000	26.63	2/16/14				
	10,000	10,000	25.45	5/21/14				
	3,450	10,350	32.60	2/16/15				
	0	24,733	36.37	2/14/16				
					13,602	602,977	8,249	365,678

(table continued on next page)

Outstanding equity awards at 2006 fiscal year-end *(continued)*

	Option awards						Stock awards	
Name (a)	Number of securities underlying unexercised options (#) exercisable (b)(1)	Number of securities underlying unexercised options (#) unexercisable (c)(1)	Option exercise price ($) (e)	Option expiration date (f)	Number of shares or units of stock that have not vested (#) (g)(2)	Market value of shares or units of stock that have not vested ($) (h)(3)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#) (i)(4)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($) (j)(3)
Timothy J. Fenton	40,000	0	$ 26.25	3/23/08				
	500	0	45.625	4/01/09				
	33,000	0	40.4375	5/19/12				
	40,549	0	35.25	3/21/13				
	38,000	0	29.43	2/02/11				
	47,500	0	28.75	3/20/12				
	0	10,400	14.31	3/18/13				
	12,500	12,500	26.63	2/16/14				
	12,500	12,500	25.31	5/20/14				
	6,327	18,972	32.60	2/16/15				
	0	24,733	36.37	2/14/16				
					8,436	$ 373,968	8,249	$ 365,678
Michael J. Roberts	50,000	0	26.25	3/23/08				
	500	0	45.625	4/01/09				
	75,000	0	40.4375	5/19/12				
	100,000	0	35.25	3/21/13				
	100,000	0	29.43	2/02/11				
	125,000	0	28.75	3/20/12				
	81,000	27,000	14.31	3/18/13				
	31,250	31,250	26.63	2/16/14				
	31,250	31,250	25.31	5/20/14				
	87,500	87,500	31.21	12/01/14				
	0	103,051	36.37	2/14/16				
					30,000	1,329,900	64,369	2,853,478

(1) In general, options expire on the tenth anniversary of grant (with the exception of options due to expire on May 19, 2012 and March 21, 2013, which were granted on May 19, 1999 and March 21, 2000, respectively, and expire 13 years after the grant date). In general, options vest in equal installments on the first, second, third and fourth anniversaries of the grant date (with the exception of options due to expire in 2007 and 2008, which vested in equal installments on the first, third, fifth and seventh anniversaries of the grant date).

(2) The awards reflected in column (g) are service-vested RSUs that vest on the dates set forth in the table below.

Named executive officer	Vesting date	Number of RSUs
Ralph Alvarez	7/14/08	20,000
Denis Hennequin	2/16/08	4,602
	3/18/08	9,000
Timothy J. Fenton	2/16/08	8,436
Michael J. Roberts	7/14/08	30,000

(3) The market value of these awards was calculated by multiplying the number of shares covered by the award by $44.33, the closing price of McDonald's stock on the NYSE on December 29, 2006.

(4) The awards reflected in column (i) are unvested performance-based RSUs that vest on the dates set forth in the table below, assuming that the applicable target performance measure for the awards is met as described on page 18 of this Proxy Statement.

Named executive officer	Vesting date	Number of RSUs
James A. Skinner	12/01/07	40,000
	3/23/09	50,666
Matthew H. Paull	12/01/07	25,000
	2/16/08	9,970
	2/14/09	13,748
Ralph Alvarez	2/16/08	12,270
	2/14/09	13,748
	9/18/09	33,405
	2/14/11	13,748
	9/18/11	133,619
Denis Hennequin	2/14/09	8,249
Timothy J. Fenton	2/14/09	8,249
Michael J. Roberts	12/01/07	30,000
	2/14/09	34,369

Option exercises and stock vested–fiscal 2006

Name (a)	Option awards Number of shares acquired on exercise (#)(b)	Option awards Value realized on exercise ($)(c)	Stock awards Number of shares acquired on vesting (#)(d)	Stock awards Value realized on vesting ($)(e)(1)
James A. Skinner	195,000	$ 2,915,824	61,538	$ 2,159,984
Matthew H. Paull	64,200	1,177,266	38,462	1,350,016
Ralph Alvarez	78,222	1,384,239	30,769	1,079,992
Denis Hennequin			18,000	631,800
Timothy J. Fenton	85,200	1,376,366	14,000	491,400
Michael J. Roberts	102,250	1,415,817	42,308	1,485,011

(1) The amounts reported in column (e) for Messrs. Alvarez and Roberts were deferred pursuant to the terms of the McDonald's Excess Benefit and Deferred Bonus Plan, which is described below.

Nonqualified deferred compensation–fiscal 2006

Name (a)	Executive contributions in last FY ($)(b)(1)	Registrant contributions in last FY ($)(c)(1)	Aggregate earnings in last FY ($)(d)	Aggregate withdrawals/ distributions ($)(e)	Aggregate balance at last FYE ($)(f)
James A. Skinner	$ 456,654	$ 331,413	$ 1,067,775	$ 0	$ 12,556,774
Matthew H. Paull	196,500	140,633	233,183	0	2,654,429
Ralph Alvarez	1,136,896	125,188	534,857	0	3,229,857
Timothy J. Fenton	103,615	71,184	132,848	0	916,544
Michael J. Roberts	1,787,511	218,367	590,127	0	6,008,312

(1) All of the amounts reported in columns (b) and (c) are also reported as compensation for 2006 in the Summary Compensation Table on page 22 of this Proxy Statement.

■ *McDonald's Excess Benefit and Deferred Bonus Plan*

The McDonald's Excess Benefit and Deferred Bonus Plan was established as of January 1, 2005 as a successor plan to the McDonald's Corporation Supplemental Profit Sharing and Savings Plan, which is described below. The plan is a non-tax-qualified, unfunded plan that allows certain management and highly compensated employees of the Company, including all of the named executive officers except Mr. Hennequin, to (i) make tax-deferred contributions from their base salary and incentive awards under the TIP and CPUP; and (ii) receive Company matching contributions, in excess of the annual Internal Revenue Service limits that apply to deferrals and Company contributions under our Profit Sharing Plan. Certain participants were also permitted to make an election on or before March 15, 2005 to defer receipt of the value of all or none (but not a portion) of certain awards of time-vested RSUs.

Participants may elect to receive distributions of amounts deferred under the Plan either in a lump sum or in regular monthly, quarterly or annual installments over a period of up to 15 years following their "separation from service" with the Company (within the meaning of Section 409A of the Internal Revenue Code). Participants must elect their distribution schedules at the time the amounts are deferred and such elections are irrevocable. Distributions for participants in the Plan are delayed for six months following the participant's separation from service in order to comply with Section 409A of the Internal Revenue Code.

Amounts deferred under the Plan are credited to accounts established in the participants' names and nominally invested in investment funds selected by the participants from the three available options. Participants' accounts are credited with a rate of return based on the nominal investment option or options selected. All of the available investment options are also options offered under the Company's Profit Sharing Plan. The nominal investment options currently available under the Plan provide participants with approximately the same returns as an investment in (i) the Company's common stock fund; (ii) a stable value fund; and/or (iii) an index fund based on the S&P 500 Index.

■ *McDonald's Corporation Supplemental Profit Sharing and Savings Plan*

Prior to January 1, 2005, under the McDonald's Corporation Supplemental Profit Sharing and Savings Plan, participants could defer amounts of compensation in excess of the Internal Revenue Code limits applicable to our Profit Sharing Plan. The Supplemental Plan allowed participants to defer a portion of their base salary up to certain percentages of base salary specified under the plan, and all or a portion of their TIP awards and long-term incentive awards. The nominal investment options under the Supplemental Plan are identical to those described above for the McDonald's Excess Benefit Plan. The Supplemental Plan distribution rules are as follows. Participants may elect to have distributions paid in a lump sum or in installments commencing April 1 following the year in which they terminate employment. If no election is made by December 31 of the year in which a participant terminates employment, payments will be in the form of a lump sum. All distributions must be completed no later than the 25th anniversary of the first payment date. In-service withdrawals are permitted as long as the participant's withdrawal election is made in the calendar year prior to and at least six months in advance of the payment date. Participants may request a hardship withdrawal or accelerate the distribution of installment payments to meet a sudden and unexpected financial need, subject to approval of the Plan's officer committee and a forfeiture penalty of 10% of the amount so accelerated. At the end of 2004, the Company froze the Plan due to changes under Section 409A of the Internal Revenue Code, so that no new contributions or changes will be made to the Plan.

Executive Retention Plan

The ERP provides certain benefits to selected senior executives of the Company who remain employed with the Company as officers for a specified "retention period." Under the ERP, Messrs. Skinner and Paull may become entitled to certain benefits if they become "transition officers" under the Plan. Prior to his 62nd birthday, Mr. Paull may only become a transition officer with the consent of Mr. Skinner. Mr. Roberts became a transition officer on November 1, 2006 and is receiving the benefits described below. To receive benefits as a transition officer, the participant must enter into and comply with an agreement that includes a covenant not to compete, a covenant not to solicit employees, a nondisparagement covenant, a nondisclosure covenant and a release of claims. The benefits are generally the same for all participants, but with specific differences as noted below. If a participant's employment is terminated without "cause" by McDonald's during the retention period, he or she may become entitled to certain severance benefits as described under Potential payments on termination of employment or change in control.

Once a participant covered by this plan has completed his or her retention period, he or she may elect to enter the "transition period," which continues for the lesser of 18 months or a number of months equal to the participant's total years of service. This election can only be made if a participant has reached the age of 62 or with the consent of the CEO (or, in the case of the CEO, the Compensation Committee). As Mr. Skinner has reached the age of 62, this requirement will not apply to him. During the transition period, the participant must agree to devote substantially all of his or her normal business time and efforts to the business of the Company in an officer position. During the transition period, the participant may become entitled to receive (i) base salary at the highest rate received by the participant before the transition period; (ii) a target-level annual incentive for any calendar year or years that end during the transition period and a prorated target-level incentive for any partial year at the end of the transition period; and (iii) prorated performance-based payouts for any partial long-term incentive plan cycles at the end of the cycle. In addition, if Mr. Skinner were to enter the transition period and receive benefits under the ERP, the Company would provide him with an office and secretarial services during the transition period.

Participants who complete the transition period become eligible for a "continued employment period" of five years following the transition period. During this period, the participant must devote such time to the business of the Company as the Company may reasonably request. During the continued employment period, the participant may become entitled to receive (i) base salary at a rate equal to 35% of the base salary paid during the transition period (50% in the case of Mr. Skinner); and (ii) prorated performance-based payouts for any partial long-term incentive plan cycles at the end of the cycle. Participants will not receive annual or long-term incentives during the continued employment period.

During both the transition and continued employment periods, the participant would continue to participate in employee benefit plans, but would not be eligible to receive additional incentive compensation awards. Stock options and RSUs granted prior to the commencement of the transition period would, however, continue to vest and become exercisable in accordance with their original terms, consistent with the participant's treatment as a continuing employee of the Company as described above. During the transition and continued employment periods, a participant's employment may be terminated by the Company only for cause or disability.

The ERP will remain in effect until two years after the Company notifies all participants of its intention to terminate the plan. The Company does not intend to add any other employees to the ERP.

Potential payments on termination of employment or change in control

Our named executive officers would become entitled to certain payments and benefits, described below, in connection with a change in control of McDonald's and/or if their employment with the Company were to terminate in certain circumstances, including following a change in control of McDonald's.

■ *Potential payments upon or in connection with a change in control*

> Equity incentive plans: awards granted on or after May 20, 2004. Under the Amended 2001 Plan, in the event of a "change in control" of McDonald's, all outstanding unvested awards granted on or after May 20, 2004 under the Amended 2001 Plan (other than awards subject to performance-based vesting conditions) automatically vest and become exercisable if (i) McDonald's common stock ceases to be publicly traded as a result of the change in control transaction; and (ii) the awards are not replaced by equivalent awards based on publicly traded stock of a successor entity. If the awards are replaced by equivalent awards, those replacement awards will vest if the grantee's employment with the Company is terminated for any reason other than "cause" within two years following the change in control. In addition, if the grantee's employment is terminated other than for "cause" within two years following the change in control, all outstanding options (whether or not they are replacement awards) will remain outstanding for not less than two years following the date of termination (or until the end of the original term of the award, if sooner).

A change in control is generally defined under the Amended 2001 Plan as either (i) the acquisition of 20% or more of our common stock or voting securities by a single purchaser or a group of purchasers acting together; (ii) the incumbent members of the Board (and certain new directors approved in a specified manner by those members) cease to constitute at least a majority of the Board as a result of an actual or threatened election contest; (iii) a significant merger or other business combination involving the Company; or (iv) a complete liquidation or dissolution of the Company.

> **Equity incentive plans: awards granted before May 20, 2004.** In accordance with the 2001 Omnibus Stock Ownership Plan prior to its amendment and restatement in 2004, which we refer to as the 2001 Plan, equity awards (other than awards subject to performance-based vesting conditions) granted before May 20, 2004 will immediately vest and (if applicable) become exercisable on a change in control. The definition of a "change in control" under the 2001 Plan is the same as the definition under the Amended 2001 Plan.

All unexercised options granted under the McDonald's Corporation 1975 Stock Ownership Option Plan, or 1975 Plan, or under the McDonald's Corporation 1992 Stock Ownership Incentive Plan, or 1992 Plan, will immediately vest and become exercisable on a change in control. A change in control is generally defined under the 1975 Plan and the 1992 Plan as either (i) the acquisition of 20% or more of our voting securities; (ii) the incumbent members of the Board (and certain new directors approved in a specified manner by those members) cease to constitute at least a majority of the Board within a two-year period; or (iii) approval by our stockholders of a significant merger, sale or similar transaction. In addition, all unexercised options granted under the 1992 Plan would vest and become immediately exercisable on approval by our stockholders of a plan of liquidation.

> **RSUs subject to performance-based vesting conditions.** All outstanding RSUs subject to performance-based vesting conditions will immediately vest upon a change in control and the target number of shares will be paid out, except to the extent that accelerated vesting of the RSUs would not comply with Section 409A of the Internal Revenue Code.

If a change in control had occurred on December 31, 2006 (as defined under each of the plans under which the named executive officers then held outstanding unvested awards), all of the outstanding awards held by the named executive officers as of that date would have been accelerated (in the case of awards granted on or after May 20, 2004 unless they were replaced with replacement awards) in accordance with the applicable plans. The equity awards held by the named executive officers as of December 31, 2006 are set forth in the Outstanding Equity Awards at 2006 Fiscal Year-End table beginning on page 26 of this Proxy Statement.

> **Change-in-control employment agreements.** The Company has entered into change-in-control employment agreements with some of its employees, including all of the named executive officers except Mr. Hennequin. These agreements provide that, on a change of control of the Company, the executives will be entitled to the benefits described below. An executive who also participates in the ERP must elect to receive severance benefits under either the ERP or these change-in-control agreements but not both. The agreements have an initial term of three years but are automatically extended in order to perpetually retain a two-year term until terminated by the Company with a minimum of two years' notice.

Subject to exceptions set out in the agreements, the definition of change in control under the agreements is generally the same as that of a change in control under the 2001 Plan and the Amended 2001 Plan.

The agreements provide generally that, during the three-year period following a change in control or "protected period," (i) the executive's position and authority may not be reduced; (ii) the executive's place of work may not be relocated by more than 30 miles; (iii) the executive's base salary may not be reduced; (iv) the executive's annual bonus opportunity may not be reduced and the annual bonus paid will not be less than the target annual bonus; and (v) the executive will continue to participate in employee benefit plans on terms not less favorable than before the change of control. In addition, within 30 days after a change of control, the Company will pay to each executive a prorated portion of that executive's annual bonus and of each outstanding long-term incentive plan award (both computed at the target levels) for the partial year or applicable long-term incentive plan period prior to the change of control, and the outstanding awards will be cancelled.

If the Company fails to comply with the above provisions following a change in control, the executive may terminate his or her employment for good reason at any time during the protected period.

If the executive terminates his or her employment for good reason or is terminated by the Company without cause at any time during the protected period, then, in addition to the executive's entitlement to receive accrued but unpaid salary, bonus, deferred compensation and other benefit amounts due on termination, the executive will be entitled to: (i) a lump-sum cash payment equal to three times the sum of the executive's base salary, annual bonus (computed at the target level) and contribution received under the Company's deferred compensation plan; (ii) a pro rata portion of the annual bonus (computed at the target level) for the year of termination, reduced (but not below zero) by the amount of annual bonus paid to the executive for that year; (iii) continued medical, life insurance, fringe and other benefits for three years after the termination; and (iv) a lump-sum cash payment for any sabbatical leave that has been earned but not yet taken. In addition, for purposes of determining the executive's eligibility for any available post-retirement medical benefits, the executive will be treated as having three additional years of service and being three years older. The executive will be eligible for these benefits subject to execution of an agreement that includes a covenant not to compete, a covenant not to solicit employees, a nondisclosure covenant and a release of claims.

Up to the limitations specified in the agreements, the Company will reimburse an executive on an after-tax (i.e., grossed-up) basis for any parachute excise taxes incurred by that executive because of any payments or other amounts under the agreement or otherwise provided which are considered to be contingent upon a change of control. If the aggregate after-tax amount of benefits to which an executive becomes entitled under his or her change-in-control employment agreement, including tax gross-ups, is not more than 110% of what the executive would receive if his or her benefits were reduced to a level that would not be subject to parachute excise taxes, the executive will not be entitled to receive a gross-up and the aggregate amount of benefits to which he or she is entitled will be reduced to the greatest amount that can be paid without triggering parachute excise taxes.

The value of the benefits that would be payable to the named executive officers under these agreements if the named executive officers were terminated without cause or resigned with good reason in the protected period following a change of control of McDonald's on December 31, 2006 is estimated to be as set forth in the table below. Pro rata bonus payments in respect of 2006 and pro rata long-term incentive awards are not included in the table because if the named executive officers had terminated employment on December 31, 2006 they would have earned these awards in full pursuant to the terms of the TIP and CPUP, respectively. Accordingly, the amount of pro rata awards they would have been entitled to under the change-of-control employment agreements would be zero.

	Severance payment (3 x base, bonus and Company contribution to deferred compensation plan) ($)	Benefit continuation ($)	Sabbatical ($)	Tax gross-up payments ($)	Total ($)
James A. Skinner	$ 8,791,200	$ 106,665	$ 184,615	$ 5,489,425	$14,571,905
Matthew H. Paull	4,020,975	109,846	106,154	2,881,604	7,118,579
Ralph Alvarez	5,994,000	100,602	138,462	6,816,182	13,049,246
Timothy J. Fenton	2,913,750	107,358	N/A	1,281,211	4,302,319
Michael J. Roberts	6,493,500	113,403	N/A	5,387,670	11,994,573

In the case of the death or disability of an executive during the protected period, the executive or his estate will be entitled to receive accrued but unpaid salary, bonus, deferred compensation and other benefit amounts due at the time of such death or disability at levels provided to his peer employees and at least as favorable as those in place immediately prior to the change of control.

If (i) the Company terminates an executive for cause following a change of control; (ii) an executive voluntarily terminates employment without good reason following a change of control; or (iii) an executive who is otherwise eligible to receive severance benefits fails to execute the noncompetition and release agreement, then that executive will receive only a lump-sum payment of accrued but unpaid salary, bonus, deferred compensation and other benefit amounts due at the time of the termination. The value of the benefits that would be payable to the named executive officers or their estates if their employment were to terminate following a change of control under any of these circumstances, assuming that the named executive officers' employment terminated on December 31, 2006 and that their compensation and benefit arrangements following the change of control were no less favorable than they were before the change of control, would be the same as those described in the table above with respect to termination of employment due to death or disability.

■   *Potential payments upon termination of employment (other than following a change in control)*

> McDonald's Corporation Severance Plan. Under the McDonald's Corporation Severance Plan, Messrs. Alvarez and Fenton would receive severance benefits if they were terminated as a result of a covered termination, which includes: termination of employment by the Company without "cause," subject to the participant's execution of a release agreement; termination due to a reduction in work force; and elimination of the participant's position. The benefits payable under the Severance Plan consist of (i) continued salary at the same rate as in effect immediately prior to termination; and (ii) continued medical and dental benefits at the same cost as the participant paid for such benefits prior to termination, during a period based on the participant's length of service with the Company and level of seniority. In addition, each eligible named executive officer, if terminated in a covered termination, would receive a lump sum payment equal to a pro rata portion of his bonus under the TIP for the year in which termination occurs, a pro-rated payment under the CPUP (if approved by the plan administrator and the Committee), a lump-sum cash payment for any sabbatical leave that he has earned but not yet taken, and outplacement assistance.

Messrs. Skinner, Paull and Roberts are not eligible to participate in the Severance Plan because they participate in the ERP. Mr. Hennequin is not eligible to participate in the Severance Plan because he is not a U.S. employee. The Severance Plan would not apply to any termination of a named executive officer's employment following a change of control of McDonald's because employees who are covered by a change-of-control employment agreement with the Company are not eligible to receive benefits under the Severance Plan for such a termination.

The value of the benefits that would be payable to the named executive officers who are eligible to participate in the Severance Plan if their employment had terminated in a covered termination under the plan on December 31, 2006 would be as set forth in the table below. Pro rata bonus payments in respect of 2006 are not included in the table because if the named executive officers had terminated employment on December 31, 2006, they would have earned their full annual bonus payments under the TIP and, accordingly, the amount of pro rata bonus they would have been entitled to under the severance plan would be zero.

	Salary continuation ($)	Benefit continuation ($)	Other (sabbatical and outplacement) ($)	Total ($)
Ralph Alvarez	$ 450,000	$ 38,233	$ 163,462	$651,695
Timothy J. Fenton	500,000	26,095	25,000	551,095

> **Severance benefits under the ERP.** Messrs. Skinner and Paull, who are participants in the ERP (the general terms of which are described on page 29 of this Proxy Statement) and are currently in the retention period under the ERP, would be entitled to certain benefits if their employment were terminated by the Company during the retention period for any reason other than death, disability or "cause." In addition, Mr. Skinner has the right to terminate his employment for "good reason" at any time during his retention and transition periods and receive severance benefits.

The severance benefits under the plan consist of (i) accrued but unpaid base salary and any annual incentive earned for prior years that has not been paid; (ii) an amount equal to the present value of salary and target-level incentives that would have been payable to the participant during his transition period and the present value of salary that would have been payable to the participant during the remainder of his continued employment period; and (iii) an amount equal to the estimated value of the participant's health and welfare benefits for the remainder of the transition and continued employment periods. Participants' receipt of these amounts is subject to their execution of an agreement that includes a covenant not to compete, a covenant not to solicit employees, a nondisparagement covenant, a nondisclosure covenant and a release of claims.

The value of the benefits that would be payable to Messrs. Skinner and Paull under the ERP if their employment had terminated on December 31, 2006 in a manner that entitled them to severance benefits under the Plan is estimated to be as follows:

	Present value of salary continuation and target-level incentive awards in transition period ($)	Present value of salary continuation in continued employment period ($)	Present value of continued benefits in transition and continued employment periods ($)	Total ($)
James A. Skinner	$ 3,818,584	$ 2,484,749	$ 71,662	$6,374,995
Matthew H. Paull	1,746,568	1,000,111	77,588	2,824,267

If the employment of a participant in the ERP were to be terminated during the retention period by reason of the participant's death or disability, the participant or his estate would be entitled to receive: (i) accrued but unpaid base salary and annual incentive awards; and (ii) payment or provision of death or disability benefits, as applicable, equal to the benefits provided by the Company to the estates and beneficiaries of other employees of the Company serving at a comparable level. If the participant's employment were to be terminated for "cause," he would be entitled to receive only accrued but unpaid base salary and annual incentive awards and no other benefits.

In addition to these benefits, any outstanding unvested stock options held by Mr. Skinner that would have vested within the five years following his termination would immediately vest and would remain exercisable for five years, and any outstanding unvested stock options held by Mr. Paull that would have vested within the three years following his termination would immediately vest and would remain exercisable for three years. The outstanding stock options held by Messrs. Skinner and Paull as of December 31, 2006, which would have been accelerated had their employment terminated on that date in a manner that entitled them to accelerated vesting under the ERP, are set forth in the Outstanding Equity Awards at 2006 Fiscal Year-End table on page 26 of this Proxy Statement.

> **Severance and retirement benefits in France (Mr. Hennequin).** Mr. Hennequin is not eligible to participate in the Severance Plan or the ERP, but is eligible for limited severance benefits under the applicable collective bargaining agreement in France. Under the collective bargaining agreement, if Mr. Hennequin had been terminated for other than gross or willful misconduct (as defined under French law) on December 31, 2006 he would have been entitled to a severance payment, based on his years of service with the Company, approximately equal to his 2006 annual compensation (including his base salary, TIP award and company car) for 6.6 months, or approximately $824,914. Mr. Hennequin would also have been entitled to be paid during a three-month notice period, whether or not he worked during the notice period. The payment for the notice period would have been approximately $372,212.

If Mr. Hennequin's employment with the Company had terminated on December 31, 2006 due to his retirement, he would have been entitled to two months of base salary, or approximately $89,071.

> **Effect of termination of employment under equity incentive plans.** Outstanding RSUs and stock options held by the named executive officers are generally forfeited in connection with termination of employment, with stock options that are vested at the time of termination remaining outstanding and exercisable for 90 days except if employment is terminated for cause. In connection with certain terminations, however, RSUs and options are subject to accelerated vesting and/or will remain outstanding for a period following termination, as specified in the applicable plans. The provisions under these plans regarding termination of employment are summarized below.

Stock options. If a named executive officer retires, certain stock options will remain outstanding, and vesting of certain stock options will be accelerated, depending on the named executive officer's age and years of service at the time termination, as specified in the applicable plan. If a named executive officer's employment is terminated by reason of death or disability, unvested stock options will be accelerated and all options will remain outstanding and exercisable for three years following termination of employment. If employment is terminated for cause, all stock options are immediately forfeited. Certain stock options may remain outstanding, and vesting of certain stock options may be accelerated, in other circumstances depending on the circumstances and as specified under the terms of the applicable plan; such circumstances may include termination by the Company without cause, termination due to job elimination or disaffiliation of a subsidiary or division of McDonald's, or if the named executive officer leaves to become an owner-operator of a McDonald's restaurant. In the case of options granted under the Amended 2001 Plan, the 2001 Plan or the 1992 Plan, if a named executive officer's employment terminates after age 60 (except in the case of termination for cause or due to death, disability or retirement), options that are vested at the time of termination will remain outstanding for one year.

RSUs. If a named executive officer's employment is terminated due to retirement in certain circumstances, by reason of the named executive officer's death or disability or under "special circumstances" (which may include termination by the Company without cause, termination due to job elimination or disaffiliation of a subsidiary or division of McDonald's, or if the named executive officer leaves to become an owner-operator of a McDonald's restaurant), a pro rata portion of outstanding RSU awards will vest, based on the portion of the vesting period that has elapsed prior to termination of employment, and will be paid out on or following termination of employment as specified in the applicable plan. If the RSUs are subject to performance-based vesting conditions, the pro rata portion that vests will be paid out at the end of the performance cycle based on actual results. If employment is terminated for cause, all RSUs are forfeited.

> **Deferred compensation.** Following their separation from service with the Company for any reason, the named executive officers would receive distributions from their accounts under the Excess Benefit and Deferred Bonus Plan and the Supplemental Plan in accordance with their elected distribution schedules, as described on page 28 of this Proxy Statement.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 requires our Directors, executive officers and persons who own more than 10% of our common stock to file reports of their ownership and changes in ownership of our common stock with the SEC. Our employees prepare these reports for our Directors and executive officers on the basis of information obtained from them and from Company records. Based on information available to us, we believe that all reports required by Section 16(a) of the Exchange Act to be filed by our Directors, executive officers and greater than 10% owners during the last fiscal year were filed on time. However, reports regarding two cash distributions made during 2005 with respect to stock equivalent units credited to Director Stone's account under our Directors' Deferred Compensation Plan were filed on May 8, 2006 when we determined that those distributions were not previously reported as required.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Policies and procedures for related person transactions

The McDonald's System has more than 31,000 restaurants worldwide, many of which are independently owned and operated. Within this extensive System, it is not unusual for our business to touch many companies in many industries, including suppliers of food and other products and security systems. The Board of Directors is responsible for the oversight and approval (or ratification) of any transaction, relationship or arrangement in which the Company is a participant and that involves Board members, our executive officers, beneficial owners of more than 5% of our common stock, their immediate family members, domestic partners and companies in which they have a material interest. We refer to these as related person transactions and to the persons or entities involved as related persons.

The Board has adopted a policy that sets out procedures for the reporting, review and ratification of related person transactions. The policy operates in conjunction with other aspects of the Company's compliance program, such as its Standards of Business Conduct and Code of Conduct for Directors, which require Directors and employees to report any circumstances that may create or appear to create a conflict between the interests of the related person and those of the Company, regardless of the amount involved. Our Directors and executive officers must also periodically confirm information about related person transactions, and management reviews its books and records and makes other inquiries as appropriate to confirm the existence, scope and terms of related person transactions.

Under the Board's policy, the Audit Committee evaluates related person transactions for purposes of recommending to the disinterested members of the Board that the transactions are fair, reasonable and within Company policies and practices and should be approved or ratified.

The Board has considered certain types of potential related person transactions and pre-approved them as not presenting material conflicts of interest. Those transactions include (a) compensation paid to Directors and executive officers that has been approved by the Board or the Compensation Committee, as applicable; (b) Company contributions to Ronald McDonald House Charities, Inc. and certain other contributions made in limited amounts to other charitable or not-for-profit organizations; and (c) transactions in which the related person's interest arises solely from ownership of the Company's common stock and all holders of the common stock receive the same benefit on a pro rata basis. The Audit Committee considers the appropriateness of any related person transaction not within these pre-approved classes in light of all relevant factors and the controls implemented to protect the interests of McDonald's and its shareholders, including:

- the benefits of the transaction to the Company;

- the terms of the transaction and whether they are arm's-length and in the ordinary course of business for both companies;

- the direct or indirect nature of the related person's interest in the transaction;

- the size and expected duration of the transaction; and

- other facts and circumstances that bear on the materiality of the related person transaction under applicable law and listing standards.

Related person transactions involving Directors are also subject to Board approval or ratification when so required under Delaware law.

Related person transactions

In 2006, the Company and its subsidiaries purchased approximately $1.1 million worth of paper and other printed products (principally meat, bread and biscuit liners, trayliners, french fry bags, hash brown bags and bag stuffers) from Schwarz Paper Company. Director McKenna is Chairman of Schwarz Paper Company, as well as a 44% shareholder of Schwarz. Members of Director McKenna's family are also shareholders of Schwarz. Schwarz's business with the Company and its subsidiaries represents less than 1% of Schwarz's total revenues. The Company believes that these purchases were made on terms at least as favorable as would have been available from other parties and intends to continue its dealings with Schwarz in 2007 on similar terms.

In 2006, the Company and its subsidiaries purchased approximately $9.5 million worth of salad packaging, coffee and soft drink cups and parfait cups from Prairie Packaging, Inc. Director Stone is a director of Prairie Packaging as well as a 6.39% shareholder. In addition, Mr. Stone's children are shareholders of Prairie Packaging. The Company believes that these purchases, which represent less than 2.1% of the revenues of Prairie Packaging, were made on terms at least as favorable as would have been available from other parties, and intends to continue its dealings with Prairie Packaging in 2007 on similar terms.

In 2006, Inter-Con Security Systems, Inc., provided physical security services for the Company's home office campus. Director Hernandez is the Chairman and Chief Executive Officer, as well as a 25.99% shareholder of Inter-Con. Payments by the Company to Inter-Con for 2006 for such services totaled $1.0 million. The Company believes that these services, which represent less than 1% of the revenues of Inter-Con, were made on terms at least as favorable as would have been available from other parties, and intends to continue its dealings with Inter-Con in 2007 on similar terms.

In 2006, Mr. Stephen Stratton, a former employee of the Company and the brother of Mr. Jeffrey Stratton, Corporate Executive Vice President and Chief Restaurant Officer, became a franchisee of McDonald's USA, LLC, a subsidiary of the Company (McDonald's US). Mr. Stephen Stratton purchased an existing McDonald's restaurant from McDonald's Restaurants of Kentucky, Inc., a subsidiary of the Company, and in that regard paid McDonald's Restaurants of Kentucky, Inc. the purchase price of the restaurant and the value of the existing inventories in the restaurant at the time of purchase. He paid McDonald's US a technology fee and reimbursed McDonald's US for real estate and property taxes that were paid before he acquired the restaurant. Mr. Stephen Stratton was also awarded the franchise for a new McDonald's restaurant and in that regard paid McDonald's US a franchise fee and amounts for operator improvements for the restaurant. Mr. Stephen Stratton also paid rent and service fee obligations under the terms of his franchise agreements with McDonald's US for both of the restaurants. These transactions, which totaled $614,821 in 2006, were made on an arm's-length basis, consistent with customary policies and were approved by the CEO and COO.

Mr. Jeffrey Stratton's son-in-law, Jeff Ringel, is employed as a Senior Director of Business Process Improvements of the Perseco business unit of HAVI Global Solutions. HAVI Global Solutions and its business units (HGS) have been significant suppliers of products and services to the McDonald's System since 1975, and HGS has advised the Company that virtually all of its business is attributable to the McDonald's System. In 2006, the Company and its subsidiaries made aggregate payments to HGS of approximately $444,216,000. Mr. Ringel is employed by HGS–Perseco on an at-will basis, and his compensation is determined at the discretion of HGS.

AUDIT COMMITTEE MATTERS

AUDIT COMMITTEE REPORT

Dear Fellow Shareholders:

The Audit Committee is composed of six Directors, each of whom meets the independence and other requirements of the New York Stock Exchange. As stated previously, Enrique Hernandez, Jr., Cary D. McMillan, and Roger W. Stone qualify as the "audit committee financial experts." The Committee has the responsibilities set out in its charter, which has been adopted by the Board of Directors and is reviewed annually.

Management is primarily responsible for the Company's financial statements, including the Company's internal control over financial reporting. Ernst & Young LLP (Ernst & Young), the Company's independent auditors, is responsible for performing an audit of the Company's annual consolidated financial statements in accordance with generally accepted accounting principles (GAAP) and for issuing a report on those statements. Ernst & Young also reviews the Company's interim financial statements in accordance with Statement on Auditing Standards No. 100 (interim financial information). The Committee oversees the Company's financial reporting process and internal control structure on behalf of the Board of Directors. The Committee met ten times during 2006, including meeting regularly with Ernst & Young and the internal auditors, both privately and with management present.

In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management and Ernst & Young the audited and interim financial statements, including Management's Discussion and Analysis, included in the Company's Reports on Form 10-K and Form 10-Q. These reviews included a discussion of:

- critical accounting policies of the Company;

- the reasonableness of significant financial reporting judgments made in connection with the financial statements, including the quality (and not just the acceptability) of the Company's accounting principles;

- the clarity and completeness of financial disclosures;

- the effectiveness of the Company's internal control over financial reporting, including management's and Ernst & Young's reports thereon, the basis for the conclusions expressed in those reports and changes made to the Company's internal control over financial reporting during 2006;

- items that could be accounted for using alternative treatments within GAAP, the ramifications thereof and the treatment preferred by Ernst & Young;

- the annual management letter issued by Ernst & Young, management's response thereto and other material written communications between management and Ernst & Young;

- unadjusted audit differences noted by Ernst & Young during its audit of the Company's annual financial statements; and

- the potential effects of regulatory and accounting initiatives on the Company's financial statements.

In connection with its review of the Company's annual consolidated financial statements, the Committee also discussed with Ernst & Young other matters required to be discussed with the auditors under Statement on Auditing Standards No. 61, as modified or supplemented (communication with audit committees) and those addressed by Ernst & Young's written disclosures and its letter provided under Independence Standards Board Standard No. 1, as modified or supplemented (independence discussions with audit committees).

The Committee is responsible for the engagement of the independent auditors and appointed Ernst & Young to serve in that capacity during 2006 and 2007. In that connection, the Committee:

- reviewed Ernst & Young's independence from the Company and management, including Ernst & Young's written disclosures described above;

- reviewed periodically the level of fees approved for payment to Ernst & Young and the pre-approved non-audit services it has provided to the Company to ensure their compatibility with Ernst & Young's independence; and

- reviewed Ernst & Young's performance, qualifications and quality control procedures.

Among other matters, the Committee also:

- reviewed the scope of and overall plans for the annual audit and the internal audit program;

- consulted with management and Ernst & Young with respect to the Company's processes for risk assessment and risk management;

- reviewed the adequacy of certain of the Company's financial policies;

- reviewed and approved the Company's policy with regard to the hiring of former employees of the independent auditors;

- reviewed and approved the Company's policy for the pre-approval of audit and permitted non-audit services by the independent auditors;

- received reports pursuant to our policy for the submission and confidential treatment of communications from employees and others about accounting, internal controls and auditing matters;

- reviewed with management the scope and effectiveness of the Company's disclosure controls and procedures, including for purposes of evaluating the accuracy and fair presentation of the Company's financial statements in connection with certifications made by the CEO and CFO;

- reviewed significant legal developments and the Company's processes for monitoring compliance with law and Company policies; and

- reviewed the Company's related person transactions.

Based on the reviews and discussions referred to above, the Committee recommended to the Board of Directors the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006 for filing with the SEC.

Respectfully submitted,
THE AUDIT COMMITTEE

Enrique Hernandez, Jr., *Chairperson*
Hall Adams, Jr.
Walter E. Massey
Cary D. McMillan
Sheila A. Penrose
Roger W. Stone

Policy for pre-approval of audit and permitted non-audit services

The Audit Committee has implemented a policy for the pre-approval of all audit and permitted non-audit services proposed to be provided to the Company by its independent auditors. Under the policy, the Audit Committee may pre-approve engagements on a case-by-case basis or on a class basis if the relevant services are predictable and recurring.

Pre-approvals for classes of services are granted at the start of each fiscal year. In considering pre-approvals on a class basis, the Audit Committee reviews a description of the scope of services falling within each class and imposes specific budgetary guidelines that are largely based on historical costs. Pre-approvals granted on a class basis are effective for the applicable fiscal year.

Any audit or permitted non-audit service that is not included in an approved class, or for which total fees are expected to exceed the relevant budgetary guideline, must be pre-approved on an individual basis. Pre-approval of any individual engagement may be granted not more than one year before commencement of the relevant service. Pre-approvals of services that may be provided over a period of years must be reconsidered each year in light of all the facts and circumstances, including compliance with the pre-approval policy and the compatibility of the services with the auditors' independence.

The Corporate Controller monitors services provided by the independent auditors and overall compliance with the pre-approval policy. The Corporate Controller reports periodically to the Audit Committee about the status of outstanding engagements, including actual services provided and associated fees, and must promptly report any noncompliance with the pre-approval policy to the Chairperson of the Audit Committee.

The complete policy is available on the Company's website at www.governance.mcdonalds.com.

Auditor fees and services

The following table presents fees billed for professional services rendered for the audit of the Company's annual financial statements for 2006 and 2005 and fees billed for other services provided by our independent auditors in each of the last two years:

IN MILLIONS	2006	2005
Audit fees *(1)*	$10.8	$10.5*(4)*
Audit-related fees *(2)*	.3	.3
Tax fees *(3)*	1.6	1.7*(4)*
All other fees	—	—
	$12.7	$12.5

(1) Fees for services associated with the annual audit (including internal control reporting under Section 404 of the Sarbanes-Oxley Act), statutory audits required internationally, reviews of the Company's Quarterly Reports on Form 10-Q, and accounting consultations.

(2) Fees for employee benefit plan audits and certain attestation services not required by statute or regulation.

(3) Primarily fees for tax compliance in various international markets including expatriate tax services.

(4) The 2005 fees were adjusted by $0.4 million for audit fees and $0.1 million for tax fees related to 2005 services billed in 2006.

Record date and voting at the Annual Shareholders' Meeting

Shareholders owning McDonald's common stock at the close of business on March 26, 2007 (the record date), may vote at the 2007 Annual Shareholders' Meeting. On that date, 1,194,414,330 shares of common stock were outstanding. Each share is entitled to one vote on each matter to be voted upon at the Annual Shareholders' Meeting.

Most shareholders have a choice of voting over the Internet, by telephone or by using a traditional proxy card. Refer to your proxy or voting instruction card to see which options are available to you and how to use them.

The Internet and telephone voting procedures are designed to authenticate shareholders' identities and to confirm that their instructions have been properly recorded.

If you properly sign and return your proxy card or complete your proxy via the telephone or the Internet, your shares will be voted as you direct. If you sign and return your proxy but do not specify how you want your shares voted, they will be voted FOR the election of all nominees for Director as set forth under "Election of Directors," FOR the approval of the independent auditors and AGAINST the shareholder proposals. You may revoke your proxy and change your vote at any time before the Annual Shareholders' Meeting by submitting written notice to the Secretary, by submitting a later dated and properly executed proxy (including by means of a telephone or Internet vote) or by voting in person at the Annual Shareholders' Meeting.

All votes cast at the Annual Shareholders' Meeting will be tabulated by Computershare Trust Company, N.A. (Computershare), which has been appointed independent inspector of election. Computershare will determine whether or not a quorum is present.

With respect to the election of Directors, shareholders may (a) vote "for" each of the nominees; (b) vote "against" each of the nominees; or (c) abstain from voting on the election of one or more of the nominees. To be elected, the nominee for Director must receive more votes "for" than "against" his election. Abstentions will be treated as shares present for purposes of determining a quorum but will have no effect on the outcome of the election of each Director.

With respect to the approval of the independent auditors and the shareholder proposals, shareholders may (a) vote in favor of the matter; (b) vote against the matter; or (c) abstain from voting on the matter. Computershare will treat abstentions as shares present for purposes of determining a quorum. Since the affirmative vote of a majority of the shares represented at the meeting and entitled to vote is required for approval of these matters, an abstention will have the effect of a vote against approval.

Under NYSE rules, the proposals to elect Directors and to approve the appointment of independent auditors are considered "discretionary" items. This means that brokerage firms may vote in their discretion on these matters on behalf of clients who have not furnished voting instructions at least 15 days before the date of the Annual Shareholders' Meeting.

In contrast, the shareholder proposals presented are "non-discretionary" items. This means brokerage firms that have not received voting instructions from their clients on these matters may not vote on these proposals. These so-called "broker non-votes" will not be considered in determining the number of votes necessary for approval and, therefore, will have no effect on the outcome of the votes for these proposals.

Proxy solicitation

The 2007 Proxy Statement and proxy card were mailed to shareholders beginning on or about April 9, 2007 in connection with the solicitation of proxies by the Board of Directors to be used at the 2007 Annual Shareholders' Meeting. The cost of soliciting proxies will be paid by the Company. The Company has retained Innisfree M&A Incorporated to aid in the solicitation at a fee of $15,000 plus reasonable out-of-pocket expenses. Proxies also may be solicited by employees and Directors of the Company by mail, telephone, facsimile, e-mail or in person.

Confidential voting

It is the Company's policy to protect the confidentiality of shareholder votes. Throughout the voting process, your vote will not be disclosed to the Company, its Directors, officers or employees, except to meet legal requirements or to assert or defend claims for or against the Company or except in those limited circumstances where (1) a proxy solicitation is contested; or (2) you authorize disclosure. The inspector of election has been and will remain independent of the Company.

Nothing in this policy prohibits you from disclosing the nature of your vote to the Company, its Directors, officers or employees, or impairs voluntary communication between you and the Company, nor does this policy prevent the Company from ascertaining which shareholders have voted or from making efforts to encourage shareholders to vote.

Executive officers

The following list sets forth the names of our executive officers, their ages and their positions.

Ralph Alvarez
Age: 51. President and Chief Operating Officer

Jose Armario
Age: 47. President, McDonald's Latin America

Peter J. Bensen *(effective April 1, 2007)*
Age: 44. Corporate Senior Vice President–Controller

Mary H. Dillon
Age: 45. Corporate Executive Vice President–Global Chief Marketing Officer

Timothy J. Fenton
Age: 49. President, McDonald's Asia/Pacific/Middle East/Africa

Richard Floersch
Age: 49. Corporate Executive Vice President and Chief Human Resources Officer

Denis Hennequin
Age: 48. President, McDonald's Europe

Matthew H. Paull
Age: 55. Corporate Senior Executive Vice President and Chief Financial Officer

David M. Pojman *(through March 31, 2007)*
Age: 47. Corporate Senior Vice President–Controller

Gloria Santona
Age: 56. Corporate Executive Vice President, General Counsel and Secretary

James A. Skinner
Age: 62. Vice Chairman and Chief Executive Officer

Jeffrey P. Stratton
Age: 51. Corporate Executive Vice President–Chief Restaurant Officer

Donald Thompson
Age: 44. President, McDonald's USA

McDonald's Corporation Annual Report on Form 10-K, other reports and policies

Shareholders may access financial and other information on the investor section of the Company's website at www.investor.mcdonalds.com. Also available, free of charge, are copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. Copies of financial and other information are available free of charge by calling 1-630-623-2553 or by sending a request to McDonald's Corporation, Investor Relations Service Center, Department 300, One McDonald's Plaza, Oak Brook, IL 60523-1928.

Also posted on McDonald's website are the Company's Corporate Governance Principles; the charters of McDonald's Audit Committee, Compensation Committee, Governance Committee, Corporate Responsibility Committee, Finance Committee and Executive Committee; the Company's Standards of Business Conduct; the Code of Ethics for the Chief Executive Officer and Senior Financial Officers; the Code of Conduct for the Board of Directors; the Policy for Pre-Approval of Audit and Permitted Non-Audit Services and the Company's By-Laws. Copies of these documents are also available free of charge by calling 1-630-623-2553 or by sending a request to McDonald's Corporation, Investor Relations Service Center, Department 300, One McDonald's Plaza, Oak Brook, IL 60523-1928.

Householding of Annual Meeting materials

We are sending only one copy of the Company's Annual Report, and Notice of Annual Meeting and Proxy Statement to shareholders who share the same last name and address unless they have notified us that they wish to continue receiving multiple copies. This method of delivery, known as "householding," will help ensure that shareholder households do not receive multiple copies of the same document, helping to reduce our printing and postage costs, as well as saving natural resources.

If you are a MCDirect Shares participant, hold McDonald's stock certificates or have book-entry shares at Computershare, you can opt out of the householding practice by calling 1-800-621-7825 (toll-free) from the U.S. and Canada, or 1-312-360-5129 (collect) from other countries, or writing to Computershare Trust Company, N.A., Attn.: McDonald's Shareholder Services, 250 Royall Street, Canton, MA 02021. If you would like to opt out of this practice and your shares are held in street name, please contact your broker or bank.

If you would like additional copies of the Annual Report and/or Notice of Annual Meeting and Proxy Statement, please go to www.investor.mcdonalds.com or call 1-630-623-2553. If you are receiving multiple copies of the Annual Report and/or Notice of Annual Meeting and Proxy Statement at your household and would prefer to receive a single copy of these materials, please contact Computershare at the above numbers or address. If your shares are held in street name, contact your bank or broker.

Appendix A. STANDARDS ON DIRECTOR INDEPENDENCE

As stated in McDonald's Corporation's Corporate Governance Principles, it is the policy of the Board of Directors that a substantial majority of Directors shall be independent of management. An independent Director is one who is free of any material relationship with the Company or its management. Each Director's independence status shall be disclosed annually in the proxy statement for the Annual Meeting of Shareholders.

The Board of Directors shall determine whether a Director is independent each year after reviewing pertinent facts and circumstances and taking into consideration all applicable laws, regulations and stock exchange listing requirements. In making its determination of independence, the Board of Directors shall also apply the following standards:

- A Director who is an employee, or whose immediate family member is an executive officer, of the Company may not be deemed independent until three years after the end of such employment relationship. As used herein, "executive officer" has the same meaning as the term "officer" in Rule 16a-1(f) under the Securities Exchange Act of 1934.

- A Director who receives, or whose immediate family member receives, more than $100,000 during any 12-month period during the preceding three years in direct compensation from the Company, other than Director and Committee fees and deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), may not be deemed independent. (Compensation received by an immediate family member for service as a non-executive employee of the Company will not be considered in determining independence under this test.)

- A Director who is a partner or employee of a firm that is the Company's internal or external auditor may not be deemed independent.

- A Director whose immediate family member is an employee of the Company's internal or external auditor and participates in that firm's audit, assurance or tax compliance (but not tax planning) practice may not be deemed independent.

- A Director who was, or whose immediate family member was (but is no longer) a partner or employee of the Company's internal or external auditor firm and personally worked on the Company's audit within that time may not be deemed independent until three years after the end of such employment relationship.

- A Director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's current executive officers serve on that company's compensation committee may not be deemed independent until three years after the end of such service or the employment relationship.

- A Director who is an executive officer or employee, or whose immediate family member is an executive officer, of a company (including a tax-exempt organization) that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues, may not be deemed independent until three years after falling below that threshold.

- A Director who provides professional services (including, but not limited to, accounting, consulting, legal, investment banking or financial advisory services) to the Company within the preceding twelve-month period may not be deemed independent.

- Annual contributions made by the Company in excess of $200,000 to any charitable, educational, civic or other tax-exempt organization (excluding those made under the Company's matching gift program) on which a Director serves as a director, trustee or executive officer will require consideration by the disinterested Directors and shall not be permitted if the contribution may impair, or appear to impair, the Director's ability to make independent judgments.

For purposes of these standards, the terms:

- "Company" means McDonald's Corporation and any of its consolidated subsidiaries; and

- "immediate family member" means a person's spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone (other than domestic employees) sharing a person's home, but excluding any person who is no longer an immediate family member as a result of legal separation or divorce, or death or incapacitation.

- To help maintain the independence of the Board, all Directors are required to deal at arm's-length with the Company and to disclose circumstances material to the Director that might be perceived as a conflict of interest. As provided in the Corporate Governance Principles, if a change in circumstance affects an independent Director's continuing independence, that Director shall submit his or her resignation to the Chair of the Governance Committee. The Governance Committee shall determine whether to accept or reject such resignation.

Article II, Section 6. Submission of information by Director nominees

To be eligible to be a nominee for election or re-election as a Director of the Corporation, a person must deliver to the Secretary at the principal executive offices of the Corporation the following information:

(i)   a statement whether such person, if elected or re-elected as a Director, intends to tender, promptly following such person's election or re-election, an irrevocable resignation effective upon such person's failure to receive the required vote for re-election at the next meeting at which such person would face re-election and upon acceptance of such resignation by the Board of Directors, in accordance with a publicly disclosed policy adopted by the Board of Directors in this regard;

(ii)   a statement whether such person is a party to any agreement, arrangement or understanding with, or has given any commitment or assurance to, any person or entity as to how such person will act or vote as Director on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or any Voting Commitment that could limit or interfere with such person's ability to comply with such person's fiduciary duties as Director under applicable law; and whether such person, if elected or re-elected, intends to refrain in the future from entering into such a Voting Commitment that would not be disclosed to the Corporation or that could limit or interfere with such person's ability to comply with such person's fiduciary duties as Director under applicable law;

(iii)   a statement whether such person is a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a Director that has not been disclosed to the Corporation; and whether such person, if elected or re-elected as a Director, intends to refrain in the future from entering into any such non-disclosed agreement, arrangement or understanding; and

(iv)   a statement whether such person, if elected or re-elected as a Director, intends to comply with all publicly disclosed policies and guidelines of the Corporation with respect to codes of conduct, corporate governance, conflict of interest, confidentiality, stock ownership and trading applicable to Directors of the Corporation.

    The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent Director of the Corporation or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee.

Article II, Section 11. Nomination and stockholder business

(A)   Annual Meetings of Stockholders–(1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders at an annual meeting of stockholders may be made (a) pursuant to the Corporation's notice of meeting, (b) by or at the direction of the Board of Directors, or (c) by any stockholder of the Corporation who (i) is a stockholder of record at the time of giving notice provided for in this Section 11 and at the time of the annual meeting of stockholders; (ii) is entitled to vote at the meeting; and (iii) complies with the notice procedures set forth in this Section 11.

(2)   For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (A)(1) of this Section 1 1, such business, as determined by the Chairman of the meeting, must be a proper subject for stockholder action under Delaware corporation law, and the stockholder must have given timely notice of such nomination or other business in writing to the Secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day and not later than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting and the tenth (10th) day following the date on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. To be in proper form, a stockholder's notice to the Secretary must set forth the following:

(a)   as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or business proposal is made:

(i)   the name and address of such stockholder, as it appears on the Corporation's books, and of such beneficial owner, if any;

(ii)   the class or series and number of shares of the Corporation which are owned beneficially and of record by such stockholder and beneficial owner, if any, as of the date of such notice (which information shall be supplemented by such stockholder and beneficial owner, if any, not later than ten (10) days after the record date for the meeting to disclose such ownership as of the record date); and

(iii) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the "Exchange Act");

(b) as to a notice relating to any business other than the nomination of a Director that the stockholder proposes to bring before the meeting:

(i) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and any material interest of such stockholder or beneficial owner, if any, in such business;

(ii) a representation as to whether or not the stockholder or beneficial owner, if any, will solicit proxies in support of such proposed business from the holders of at least the percentage of voting shares required under applicable law to carry the proposed business (a "Business Solicitation Notice"); and

(iii) a description of all agreements, arrangements and understandings between such stockholder and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder; and

(c) as to a notice relating to the nomination of a Director, as to each person whom the stockholder and beneficial owner, if any, proposes to nominate for election or re-election as a Director:

(i) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected);

(ii) a representation as to whether or not the stockholder or beneficial owner, if any, will solicit proxies in support of such proposed nominee from the holders of a sufficient number of voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect such nominee (a "Nominee Solicitation Notice"); and

(iii) all other information required to be submitted by nominees pursuant to Section 6 of this Article II.

Date

Thursday, May 24, 2007

Time

9:00 a.m. Central Time

Place

Prairie Ballroom
The Lodge
McDonald's Office Campus
Oak Brook, Illinois 60523

Parking

Limited parking is available on Campus.

Webcast

To view a live webcast of the Annual Shareholders' Meeting, go to www.investor.mcdonalds.com on May 24 just prior to 9:00 a.m. Central Time, and click the appropriate link under "Webcasts." The Annual Shareholders' Meeting webcast will be available on demand for a limited time.

If you plan to attend

As seating in the Prairie Ballroom is very limited, we encourage shareholders to participate in the meeting via the live webcast. However, if you do decide to attend, please bring the tear-off portion of your proxy card or your brokerage statement reflecting your McDonald's holdings as proof of share ownership. Admission tickets will be given to shareholders on a first-come, first-served basis. Overflow rooms will be available for viewing the meeting. The registration desk will open at 7:30 a.m. Please be aware that all purses, briefcases, bags, etc. will be subject to inspection. Cameras and other recording devices will not be permitted at the meeting.

Directions

• *From downtown Chicago (and near west suburbs)*

I-290 west (Eisenhower Expressway) to I-88 west (Ronald Reagan Memorial Tollway) towards Aurora. Exit I-88 at Cermak Road/22nd Street (first exit immediately after York Road tollbooth). At Cermak Road/22nd Street (first stoplight), turn right. Go two stoplights to Jorie Boulevard, turn right. Go three stoplights to Kroc Drive, turn left. At stop sign, Ronald Lane, turn left. The Lodge is on left, parking is on right.

• *From I-294 (south suburbs)*

I-294 north to I-88 west (Ronald Reagan Memorial Tollway) towards Aurora. Exit I-88 at Cermak Road/22nd Street (first exit immediately after York Road tollbooth). At Cermak Road/22nd Street (first stoplight), turn right. Go two stoplights to Jorie Boulevard, turn right. Go three stoplights to Kroc Drive, turn left. At stop sign, Ronald Lane, turn left. The Lodge is on left, parking is on right.

• *From O'Hare Airport/I-294 (north suburbs)*

I-294 south to I-88 west (Ronald Reagan Memorial Tollway) towards Aurora. Exit I-88 at Cermak Road/22nd Street (first exit immediately after York Road tollbooth). At Cermak Road/22nd Street (first stoplight), turn right. Go two stoplights to Jorie Boulevard, turn right. Go three stoplights to Kroc Drive, turn left. At stop sign, Ronald Lane, turn left. The Lodge is on left, parking is on right.

• *From I-355 north or south or I-88 west (Ronald Reagan Memorial Tollway)(far west suburbs)*

From either direction, take I-88 east (Ronald Reagan Memorial Tollway) towards Chicago. Exit at Midwest Road and turn left (first stoplight). Take Midwest Road to 31st Street (stoplight), turn left. Take 31st Street to Jorie Boulevard (stoplight), turn left. Go to Kroc Drive (stoplight), turn right. At stop sign, Ronald Lane, turn left. The Lodge is on left, parking is on right.


Midwest Road
Route 83
Route 56
Butterfield Road
York Rd.
Eisenhower Expressway I-290
Route 38 Roosevelt Road
Tri State Tollway I-294
Spring Rd.
McDonald's Plaza
22nd Street Cermak Road
Ronald Reagan Memorial Tollway I-88
Jorie Blvd.
Ronald Lane
Hamburger University
The Lodge
Campus Office Building
Kroc Drive
31st Street Oak Brook Road
▲ NORTH

Home Office

McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523
630-623-3000
www.mcdonalds.com

Printed on recycled paper with 10% post-consumer content.

McD07-4473

McDonald's Corporation
McDonald's Plaza
Oak Brook IL 60523
www.mcdonalds.com








C123456789

000004

000000000.000000 ext   000000000.000000 ext
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000000000.000000 ext   000000000.000000 ext



MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
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3 Ways To Vote!


Vote by Mail
- Sign and return this proxy in the provided envelope


Vote by Internet
- Log on to the Internet and go to www.investorvote.com


Vote by Phone
- Call toll free 1-800-652-VOTE (8683) within the U.S., Canada & Puerto Rico on a touch tone telephone.

Internet and phone voting is available 24 hours a day, 7 days a week. Proxies submitted via the Internet or phone must be received by 7:00 a.m. Central Time, on May 24, 2007.

You will need the numbers in the yellow bar below if voting via Internet or phone.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.

McDonald's Annual Shareholders' Meeting Proxy Card   (123456)   C0123456789 | 12345 |

⋁ IF YOU DO NOT VOTE VIA THE INTERNET <u>OR</u> TELEPHONE, PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE SECTION BELOW IN THE ENCLOSED ENVELOPE. ⋁

A   **Proposals**

This proxy is solicited on behalf of the Board of Directors of McDonald's Corporation. If this signed card contains no specific voting instructions, your shares will be voted with the Board's recommendations, except for Plan Participants (see reverse side).

The Board of Directors recommends a vote **FOR** all nominees for Director.

The Board of Directors recommends a vote **FOR** Proposal 2.



1. Election of Directors:	For	Against	Abstain		For	Against	Abstain
01 - Edward A. Brennan	☐	☐	☐	2. Approval of the independent registered public accounting firm	☐	☐	☐
02 - Walter E. Massey	☐	☐	☐	The Board of Directors recommends a vote **AGAINST** Proposals 3 and 4.			
03 - John W. Rogers, Jr.	☐	☐	☐		For	**Against**	Abstain
04 - Roger W. Stone	☐	☐	☐	3. Shareholder proposal relating to labeling of genetically modified products	☐	☐	☐
				4. Shareholder proposal relating to labor standards	☐	☐	☐

B   **Non-Voting Items**

Change of Address — Please print new address below.

Comments — Please print your comments below.

C   **Authorized Signatures — This section MUST be completed for your vote to be counted. — Date and Sign Below**

I (we) hereby revoke any proxy previously given, and appoint James A. Skinner, Gloria Santona and Matthew H. Paull, or any of them, as proxies with full power of substitution to vote in the manner provided above all shares the undersigned is entitled to vote at the McDonald's Corporation 2007 Annual Shareholders' Meeting, or any postponement or adjournment thereof, and further authorize each such proxy to vote at his or her discretion on any other matter that may properly come before the meeting or any adjournment or postponement thereof, including to vote for the election of such substitute nominee(s) for director as such proxies may select in the event that any nominee(s) named above become(s) unable to serve. (Plan participants are appointing Plan trustees – see reverse side.)

Please sign as your name(s) appear(s) above and return card promptly. If signing for a corporation or partnership, or as agent, attorney or fiduciary, indicate the capacity in which you are signing. If you attend the meeting and decide to vote in person by ballot, such vote will supercede this proxy.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		



C 1234567890   J N T   MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE
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                         MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND   **+**

<STOCK#>   00OFWK

McDonald's 2007 Annual Shareholders' Meeting Information

Thursday, May 24, 2007
9:00 a.m. Central Time

Prairie Ballroom at The Lodge
McDonald's Office Campus
Oak Brook, Illinois

Admission: Please bring this tear-off portion of your proxy card or other proof of share ownership to the meeting to obtain an admission ticket. Seating in the Prairie Ballroom is limited; however, overflow rooms will be available for viewing the meeting. Admission tickets will be given to shareholders on a first-come, first-served basis. The registration desk will open at 7:30 a.m.

For the security of those attending the meeting, please be aware that all purses, briefcases, bags, etc. will be subject to inspection. Cameras and other recording devices will not be permitted at the meeting.



Parking: Limited parking is available on Campus.

Directions:
Directions to the meeting are available:

- **In the Proxy Statement**
- **At www.investor.mcdonalds.com**
- **Via fax-back by calling 1-630-623-0172**

Avoid traffic and the crowds ...

View a live webcast of the Annual Shareholders' Meeting on www.investor.mcdonalds.com by clicking on the link under webcasts. An archived replay of the Annual Shareholders' Meeting will be available via webcast and podcast for a limited time.

Midwest Road
Route 83
Route 56
Butterfield Road
York Rd.
Eisenhower
Expressway
I-290
Route 38
Roosevelt Road
TriState
Tollway I-294
Spring Rd.
McDonald's
Plaza
22nd Street
Cermak Road
Ronald Reagan
Memorial
Tollway 1-88
Jorie Blvd.
Ronald Lane
Hamburger
University
The Lodge
Campus
Office
Building
Kroc
Drive
31rd Street
Oak Brook Road
North

Keep this portion for admittance to the Annual Shareholders' Meeting

▼ IF YOU DO NOT VOTE VIA THE INTERNET OR TELEPHONE, PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE SECTION BELOW IN THE ENCLOSED ENVELOPE. ▼



Proxy — McDonald's Corporation

Voting Instructions for McDonald's Corporation Profit Sharing and Savings Plan and McDonald's Ventures 401(k) Plan Participants

When casting your vote, you are directing the trustees of the Plan(s) in which you participate to vote the McDonald's shares credited to your account(s) under the Plan(s). When you vote these shares, you should consider your own long-term best interests as a Plan participant. In addition, you are directing the trustees to vote shares held in the Plan(s) that have not been voted by other participants and/or vote McDonald's Corporation Profit Sharing and Savings Plan shares that have not yet been credited to participants' accounts. When you direct the vote of these shares, you have a special responsibility to consider the long-term best interest of other Plan participants.

Your vote on the reverse side will apply to:

- Shares credited to your account(s) under McDonald's Corporation Profit Sharing and Savings Plan and/or McDonald's Ventures 401(k) Plan
- Shares not voted and shares that have not yet been credited to Plan participants' accounts, if applicable
- Shares you may hold at Computershare (MCDirect shares, certificate and book-entry)

If you wish to vote all your shares, including shares in McDonald's Corporation Profit Sharing and Savings Plan and/or McDonald's Ventures 401(k) Plan, in the same manner as shares you may hold at Computershare, simply mark your voting instructions on the reverse side.

If you do NOT want to vote all shares in the same way, please contact Computershare at 1-800-MC1-STCK (1-800-621-7825) for specific instructions. Your directions to vote shares held in the Plan(s) will be kept confidential by Computershare, the independent inspector of election.



YOUR VOTE IS IMPORTANT. PLEASE SIGN AND RETURN THIS CARD.

I (we) hereby revoke any proxy previously given, and appoint James A. Skinner, Gloria Santona and Matthew H. Paull, or any of them, as proxies with full powers of substitution to vote in the manner provided herein all shares the undersigned is entitled to vote at the McDonald's Corporation 2007 Annual Shareholders' Meeting, or any postponement or adjournment thereof, and further authorize each such proxy to vote at his or her discretion on any other matter that may properly come before the meeting or any adjournment or postponement thereof, including to vote for the election of such substitute nominee(s) for director as such proxies may select in the event that any nominee(s) named above become(s) unable to serve. **If this signed card contains no specific voting instruction, your shares will be voted with the Board's recommendations.**

Please sign as your name(s) appear(s) above and return this proxy card promptly. If signing for a corporation or partnership, or as agent, attorney or fiduciary, indicate the capacity in which you are signing. If you attend the meeting and decide to vote in person by ballot, such vote will supercede this proxy.

X _____

X _____
                       Date: _____ **, 2007**

The Board of Directors recommends a vote "FOR" all nominees for Director.

1. Election of Directors

	FOR	AGAINST	ABSTAIN
01. Edward A. Brennan	☐	☐	☐
02. Walter E. Massey	☐	☐	☐
03. John W. Rogers, Jr.	☐	☐	☐
04. Roger W. Stone	☐	☐	☐

The Board of Directors recommends a vote "FOR" Proposal 2.

	FOR	AGAINST	ABSTAIN
2. Approval of the independent registered public accounting firm	☐	☐	☐

The Board of Directors recommends a vote "AGAINST" Proposals 3 and 4.

	FOR	AGAINST	ABSTAIN
3. Shareholder proposal relating to labeling of genetically modified products	☐	☐	☐
4. Shareholder proposal relating to labor standards	☐	☐	☐



YOUR VOTE IS IMPORTANT. PLEASE SIGN AND RETURN THIS CARD.

I (we) hereby revoke any proxy previously given, and appoint James A. Skinner, Gloria Santona and Matthew H. Paull, or any of them, as proxies with full powers of substitution to vote in the manner provided herein all shares the undersigned is entitled to vote at the McDonald's Corporation 2007 Annual Shareholders' Meeting, or any postponement or adjournment thereof, and further authorize each such proxy to vote at his or her discretion on any other matter that may properly come before the meeting or any adjournment or postponement thereof, including to vote for the election of such substitute nominee(s) for director as such proxies may select in the event that any nominee(s) named above become(s) unable to serve. **If this signed card contains no specific voting instruction, your shares will be voted with the Board's recommendations.**

Please sign as your name(s) appear(s) above and return this proxy card promptly. If signing for a corporation or partnership, or as agent, attorney or fiduciary, indicate the capacity in which you are signing. If you attend the meeting and decide to vote in person by ballot, such vote will supercede this proxy.

X _____

X _____
                       Date: _____ **, 2007**

The Board of Directors recommends a vote "FOR" all nominees for Director.

1. Election of Directors	FOR	AGAINST	ABSTAIN
01. Edward A. Brennan	☐	☐	☐
02. Walter E. Massey	☐	☐	☐
03. John W. Rogers, Jr.	☐	☐	☐
04. Roger W. Stone	☐	☐	☐

The Board of Directors recommends a vote "FOR" Proposal 2.

	FOR	AGAINST	ABSTAIN
2. Approval of the independent registered public accounting firm	☐	☐	☐

The Board of Directors recommends a vote "AGAINST" Proposals 3 and 4.

	FOR	AGAINST	ABSTAIN
3. Shareholder proposal relating to labeling of genetically modified products	☐	☐	☐
4. Shareholder proposal relating to labor standards	☐	☐	☐

McDONALD'S CORPORATION
McDonald's Plaza
Oak Brook, IL 60523

 **PROXY AND VOTING INSTRUCTION CARD**

This proxy is solicited on behalf of the Board of Directors of McDonald's Corporation.

Dear Shareholder:

   McDonald's 2007 Annual Shareholders' Meeting will be held at 9:00 a.m. Central Time on Thursday, May 24, 2007, in the Prairie Ballroom at The Lodge on McDonald's Office Campus in Oak Brook, Illinois. For admission to the meeting, please bring your bank or broker statement evidencing your beneficial ownership of McDonald's stock. Seating in the Prairie Ballroom is limited; however, overflow rooms will be available for viewing the meeting. Admission tickets will be given to shareholders on a first-come, first-served basis. The registration desk will open at 7:30 a.m. Please refer to the Proxy Statement or visit the investor section of McDonald's website at *www.investor.mcdonalds.com* for more information; including a map and directions to the meeting. We encourage shareholders to view a live webcast of the Annual Shareholders' Meeting on *www.investor.mcdonalds.com* by clicking on the link under webcasts. An archived replay of the Annual Shareholders' Meeting will be available via webcast and podcast for a limited time.

Your vote is important. Thank you for voting!

McDONALD'S CORPORATION
McDonald's Plaza
Oak Brook, IL 60523

 **PROXY AND VOTING INSTRUCTION CARD**

This proxy is solicited on behalf of the Board of Directors of McDonald's Corporation.

Dear Shareholder:

   McDonald's 2007 Annual Shareholders' Meeting will be held at 9:00 a.m. Central Time on Thursday, May 24, 2007, in the Prairie Ballroom at The Lodge on McDonald's Office Campus in Oak Brook, Illinois. For admission to the meeting, please bring your bank or broker statement evidencing your beneficial ownership of McDonald's stock. Seating in the Prairie Ballroom is limited; however, overflow rooms will be available for viewing the meeting. Admission tickets will be given to shareholders on a first-come, first-served basis. The registration desk will open at 7:30 a.m. Please refer to the Proxy Statement or visit the investor section of McDonald's website at *www.investor.mcdonalds.com* for more information; including a map and directions to the meeting. We encourage shareholders to view a live webcast of the Annual Shareholders' Meeting on *www.investor.mcdonalds.com* by clicking on the link under webcasts. An archived replay of the Annual Shareholders' Meeting will be available via webcast and podcast for a limited time.

Your vote is important. Thank you for voting!
